SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Only the BCE Inc. Management's Discussion and Analysis for the quarter ended March 31, 2005 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended March 31, 2005, included on pages 5 to 27 and 28 to 35, respectively, of the BCE Inc. 2005 First Quarter Shareholder Report filed with this Form 6-K are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

The Quarter at a Glance
The Quarter at a Glance (1) This section reviews the key measures we use to assess our performance and how our results in Q1 2005 compare to our results in Q1 2004.

This quarter, we continued to make significant progress on our strategic initiatives and on growing our business profitably. Our revenues grew by 4.8% at BCE and by 2.5% at Bell Canada. Driven by revenue growth and our focus on cost reduction, our operating income grew 5.4% at BCE and by 2.3% at Bell Canada.
     Our Consumer segment continued to grow revenues, but at a slower pace, as strong growth in Internet access was tempered by a slower rate of growth in wireless.
     Our Business segment continued to grow revenues at a faster pace, driven by our Virtual Chief Information Officer (VCIO) strategy in our small and medium-sized businesses (SMB) unit and by focusing on value-added services (VAS) and Internet Protocol (IP) based connectivity in our Enterprise unit.
     Bell Globemedia continued to demonstrate strong financial performance, driven by higher advertising revenue reflecting strong television ratings as CTV Television held 18 of the top 20 regularly scheduled programs from September 2004 to March 2005.
     Telesat also had a strong quarter, reflecting revenue gains from Ka-band revenues on its Anik F2 satellite, growth in Interactive Distance Learning services and its investment in a provider of programming-related satellite transmission services to major U.S. television networks and cable programmers.

Customer Connections
	Q1 2005		31-MAR-05
CONNECTIONS	NET		CONNEC-
(IN THOUSANDS)	ACTIVATIONS		TIONS

Wireless	37	*	4,962
DSL	128		1,936
ExpressVu	29		1,532
NAS	(60)		12,845

*82,000 before cancellation of 45,000 non-paying customer accounts.

  Wireless – We added 37,000 net subscribers to our customer base during the quarter, compared with 92,000 in Q1 2004. The net subscriber additions in the quarter reflect the cancellation of 45,000 non-paying customer accounts. Before the cancellation of these customer accounts, we added 82,000 new subscribers. As a result, blended churn for the first quarter increased, year-over-year, from 1.3% to 1.6% per month.

  High-Speed Internet – Our high-speed Internet business added 128,000 customers this quarter, growing our subscriber base by 23.5% over last year to 1,936,000. Subscriptions to Sympatico’s value-added solutions more than doubled compared with Q1 2004, to reach an end of period count of 766,000.

  Video – We activated 29,000 new subscribers on a net basis in our video business, representing an increase of 81% over the 16,000 net activations we achieved in Q1 2004.

(1)	Certain statements made in this Quarter at a Glance including, but not limited to, our 2005 free cash flow target, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will. Forward-looking statements in this Quarter at a Glance describe our expectations at May 3, 2005. The results or events predicted in the forward-looking statements contained in this Quarter at a Glance may differ materially from actual results or events. For additional information on forward-looking statements and on factors that could cause actual results or events to differ materially from our current expectations, please refer to the sections entitled About Forward-Looking Statements and Risks That Could Affect Our Business contained in BCE Inc.’s 2005 First Quarter MD&A dated May 3, 2005.

(2)	EBITDA, free cash flow and net earnings excluding the impact of restructuring and other items and net gains on investments do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2005 First Quarter MD&A dated May 3, 2005.

2    Bell Canada Enterprises 2005 Quarterly Report

  Network Access Services (NAS) – Our NAS in service declined by 60,000 this quarter and by 1.3% compared with Q1 2004, reflecting a slight increase in the rate of decline compared with previous quarters.

Operating Revenues

Our revenues this quarter were $4,859 million, or 4.8% higher than the same period last year. This growth reflected higher revenue performance at Bell Canada driven by increases in the Business segment, particularly in data and wireless, and by growth in the Consumer and Aliant segments. Focused execution of our VCIO, VAS and IP strategies, including recent acquisitions, contributed to this growth. Double digit revenue growth at CGI and Telesat and single digit growth at Bell Globemedia also increased revenue performance.

Operating Income and EBITDA(2)

Operating income this quarter was $1,066 million, up $55 million or 5.4% compared with the same period last year. Higher revenues and cost savings from our Galileo program more than offset higher net benefit plans cost and amortization expenses.
      Our EBITDA for the quarter was $1,938 million, an increase of $94 million or 5.1% compared with last year, reflecting increases in all segments. Bell Canada’s EBITDA this quarter was $1,815 million, or 3.4% higher than last year.
      Our EBITDA margin of 39.9% in the quarter was up 0.1 percentage points compared with Q1 2004. Bell Canada’s EBITDA margin of 43.1% reflects an increase of 0.4 percentage points over the same period last year.

Net Earnings / Earnings Per Share

Net earnings applicable to common shares for Q1 2005 were $474 million, or $0.51 per common share, similar to net earnings of $470 million for the same period last year. Included in the first quarter earnings this year were $2 million of net gains on investments and restructuring and other items compared with $6 million in Q1 2004. Excluding the impact of these items, net earnings of $472 million, or $0.51 per common share, were up $8 million or $0.01 per share representing an increase of 2.0% over last year.(2) This improvement stemmed mainly from growth in operations and lower interest expense which was partly offset by the significant increase in net benefit plans cost, higher amortization expense and lower foreign exchange gains realized this quarter.

(2)	EBITDA, free cash flow and net earnings excluding the impact of restructuring and other items and net gains on investments do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2005 First Quarter MD&A dated May 3, 2005.

3    Bell Canada Enterprises 2005 Quarterly Report

The Quarter at a Glance

Capital Expenditures

Capital expenditures totalled $737 million in the first quarter. As a percentage of revenues, capital expenditures increased to 15.2% from 14.7% in Q1 of last year. The year-over-year increase in spending relates to an increased investment in next generation service platforms including investments in the expansion of our fiber-to-the-node footprint, IPTV, and the acquisition of spectrum licences.

Free cash flow(2)

Our free cash flow this quarter was negative $162 million, down from free cash flow of $256 million in the first quarter of last year, due to a number of anticipated impacts, which more than offset our growth in EBITDA and lower interest payments. These impacts were:

  an increase in income taxes paid, primarily related to the final installment for 2004;

  higher pension and other benefit plan payments, stemming primarily from a voluntary contribution by Aliant;

  restructuring payments related to employee departure programs announced last year at Bell Canada and Aliant;

  higher capital expenditures;

  the proceeds of Telesat insurance claims in Q1 2004 which did not recur this year.

With first quarter free cash flow results in line with our plan, we expect to achieve our free cash flow target for 2005.

(2)	EBITDA, free cash flow and net earnings excluding the impact of restructuring and other items and net gains on investments do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2005 First Quarter MD&A dated May 3, 2005.

4    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2005 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2004 dated March 2, 2005 (BCE 2004 MD&A).

You will find more information about BCE, including BCE Inc.’s annual information form for the year ended December 31, 2004 (BCE 2004 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

 About Forward-Looking Statements
A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future.
Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

 Non-GAAP Financial Measures
This section describes the non-GAAP financial measures we used in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

 EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, performance and financial condition for the three months (Q1) ended March 31, 2005 and 2004.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
      Unless otherwise mentioned in this MD&A, the outlooks provided in the BCE 2004 MD&A dated March 2, 2005 remain unchanged.
      This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. It is important to know that:

  forward-looking statements in this MD&A describe our expectations at May 3, 2005 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

  forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks That Could Affect Our Business.

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
      We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
      EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

5    Bell Canada Enterprises 2005 Quarterly Report

	Management’s Discussion and Analysis
Free Cash Flow We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.	The most comparable Canadian GAAP financial measure is operating income. The tables below are reconciliations of EBITDA to operating income on a consolidated basis for BCE and Bell Canada.
	BCE	Q1 2005	Q1 2004

	EBITDA	1,938	1,844
	Amortization expense	(773)	(767)
	Net benefit plans cost	(103)	(63)
	Restructuring and other items	4	(3)

	Operating income	1,066	1,011

	BELL CANADA	Q1 2005	Q1 2004

	EBITDA	1,815	1,755
	Amortization expense	(732)	(732)
	Net benefit plans cost	(106)	(60)
	Restructuring and other items	5	(3)

	Operating income	982	960

Operating Income Before Restructuring and Other Items

The term operating income before restructuring and other items does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
      The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

	Q1 2005	Q1 2004

Operating income	1,066	1,011
Restructuring and other items	(4)	3

Operating income before restructuring and other items	1,062	1,014

Net Earnings Before Restructuring and Other Items and Net Gains on Investments

The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing business without the effects of after-tax restructuring and other items and net gains on investments.
      We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
      The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The table below is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis and per common share.

Free Cash Flow

The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.

	Q1 2005		Q1 2004
	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	474	0.51	470	0.51
Restructuring and other items	(2)	–	1	–
Net gains on investments	–	–	(7)	(0.01)

Net earnings before restructuring and other items and net gains on investments	472	0.51	464	0.50

6    Bell Canada Enterprises 2005 Quarterly Report

     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
      The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of free cash flow to cash from operating activities on a consolidated basis.

	Q1 2005	Q1 2004

Cash from operating activities	939	1,260
Capital expenditures	(737)	(681)
Total dividends paid	(349)	(342)
Other investing activities	(15)	19

Free cash flow	(162)	256

About Our Business

An overview of our products and services and our objectives and strategy are described in the BCE 2004 MD&A.

Strategic Priorities

We have three key priorities supporting our strategy to deliver unrivalled integrated communications to customers, while taking a leadership position in setting the standard in IP. During the quarter, we made significant progress on each of these priorities.

1) Delivering an enhanced customer experience while significantly lowering costs (our Galileo program)

In our Consumer segment:

  We gained 107,000 subscriptions to the Bell Bundle (a combination of wireless, Internet and video services in one offer) this quarter. During the quarter, almost half of bundle activations included the sale of at least one new service. At the end of the quarter, we had 554,000 subscribers with bundles.

  The $5 long distance bundle introduced last June gained 90,000 customers this quarter, bringing total sales since launch to 319,000

  At the end of the quarter, we had over 820,000 customers enjoying the benefits of a single bill for their wireline, Internet, and video services. We have also made solid progress toward our plan to include wireless services on our single bill and to introduce a new simplified single bill and plan to implement these changes this year.

  We introduced ‘Online Emily’, an online, interactive, virtual customer service agent, and ‘Internet Care’, an online and phone support service on popular Interner-related products, to provide an enhanced customer support experience for Sympatico Internet customers

  Virgin Mobile, our joint venture with the Virgin Group, was launched, offering wireless services to the key youth market under the dynamic Virgin brand

  We increased our ownership of Entourage Technology Solutions Inc. (Entourage) from 33% to 100%. Entourage provides installation and repair services to major communities across Ontario and Québec. This acquisition will enable us to further simplify the customer experience with an end-to-end service strategy.

7    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis
In our Business segment:

  We made significant progress on our key objective of having 100% of our core traffic moved to a pervasive national IP multi-protocol label switching (IP-MPLS) network by the end of 2006. At the end of Q1, 67% of the traffic on our core network was IP-based.

  As part of our strategy shift to IP, we continued the process of discontinuing legacy data services by adding to the list of services that we no longer sell to customers who do not use them now. In Q1, this list was expanded by 11 services.

  We also began providing our Internet Protocol Virtual Private Network (IP-VPN) service based on standardized deployment processes that will deliver an enhanced customer experience in a far more efficient manner. With these changes, service provisioning times are expected to be dramatically shortened.

Overall, our various initiatives led to cost reductions this quarter of $120 million. These savings were primarily from:

  The employee departures that took place in Q4 2004;

  Procurement savings reducing cost of acquisition;

  Improvements in cost of goods sold.

2) Deliver abundant bandwidth to enable next-generation services

We continued our fiber-to-the-node (FTTN) rollout by deploying another 386 neighbourhood nodes, raising the total number of nodes served to 762. We are not yet providing video services through these nodes.
      We also made solid progress in the deployment of very high bit rate DSL (VDSL) to large multiple-dwelling units (MDUs). By the end of the quarter, we had signed access agreements with 414 buildings and had provisioned VDSL in 254 buildings.

3) Create next-generation services to drive future growth

In Q1, our Consumer segment:

  Introduced Digital Voice, our feature-rich voice-over-IP (VoIP) offering in Québec City, Sherbrooke and Trois-Rivières

  Enhanced our suite of DSL services by upgrading our DSL Basic offering from 128 Kbps to 256 Kbps and by launching Basic Lite DSL (at 128 Kbps) in the Ontario market

  Launched ‘10-4’, a new service that allows customers to use their cell phones as a walkie-talkie to communicate with up to five other users at the push of a button

  Launched Sympatico/MSN Video channel, enabling customers to create customized playlists of streaming video clips, and enhanced our Sympatico.MSN music site, enabling customers to watch music videos, download ring tones and buy music in one place.

Our small and medium-sized businesses (SMB) unit:

  Completed the acquisition of Nexxlink Technologies Inc. (Nexxlink), a Montreal based IT solutions provider, and announced it will combine Nexxlink with Charon Systems Inc., which was acquired in 2004, into a new wholly-owned subsidiary to be named Bell Business Solutions Inc. which will provide leading IT solutions to the SMB customers across Canada

  Launched PC Care and Network Care, two new Virtual Chief Information Officer (VCIO) solutions providing software and technical support for SMB customer PC’s and networks

  Announced technical trials of a VoIP offering for SMB customers

  Announced a partnership with Sproqit Technologies to deliver remote access from a Personal Digital Assistant (PDA) to all desktop applications.

Our Enterprise unit:

  Has sold 158,000 IP enabled lines on customer premises equipment (CPE) to date

  Launched Bell Security Solutions Inc., to provide integrated, end-to-end network and information security solutions to customers nationwide.

We also announced an alliance with Clearwire Corporation (Clearwire) whereby Bell Canada will become Clearwire’s exclusive strategic partner for the provision of VoIP services in the United States. This alliance will enable us to develop our capabilities with the wireless broadband data technology provided by Clearwire.

8    Bell Canada Enterprises 2005 Quarterly Report

Quarterly Financial Information
The table below shows selected consolidated financial data for the eight most recently completed quarters.
	2005			2004			2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues	4,859	4,986	4,778	4,779	4,638	4,815	4,624	4,670
EBITDA	1,938	1,831	1,936	1,953	1,844	1,847	1,895	1,895
Amortization expense	(773)	(803)	(769)	(769)	(767)	(775)	(801)	(774)
Net benefit plans cost	(103)	(67)	(61)	(65)	(63)	(46)	(44)	(43)
Restructuring and other items	4	(126)	(1,081)	(14)	(3)	(13)	(1)	–

Operating income	1,066	835	25	1,105	1,011	1,013	1,049	1,078
Earnings from continuing operations	492	367	102	544	485	486	453	466
Discontinued operations	(1)	(2)	(2)	27	3	(86)	11	12
Extraordinary gain	–	69	–	–	–	–	–	–
Net earnings	491	434	100	571	488	400	464	478
Net earnings applicable to common shares	474	417	82	554	470	386	446	461

Included in net earnings:
Net gains on investments
Continuing operations	1	64	325	–	–	84	–	–
Discontinued operations	(1)	(2)	(2)	31	7	(94)	8	–
Restructuring and other items	2	(62)	(725)	16	(1)	(9)	6	–

Net earnings per common share
Continuing operations – basic	0.51	0.38	0.09	0.57	0.51	0.50	0.48	0.49
Continuing operations – diluted	0.51	0.38	0.09	0.57	0.51	0.50	0.47	0.49
Net earnings – basic	0.51	0.45	0.09	0.60	0.51	0.41	0.49	0.50
Net earnings – diluted	0.51	0.45	0.09	0.60	0.51	0.41	0.48	0.50
Average number of common shares outstanding (millions)	926.2	925.3	924.6	924.3	924.1	923.4	921.5	919.3

9    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis

Financial Results Analysis
 This section provides detailed information and analysis about our performance in Q1 2005 compared to Q1 2004. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

Financial Results Analysis Consolidated Analysis
	Q1 2005	Q1 2004	% CHANGE

Operating revenues	4,859	4,638	4.8%
Operating expenses	(2,921)	(2,794)	(4.5%	)

EBITDA	1,938	1,844	5.1%
Amortization expense	(773)	(767)	(0.8%	)
Net benefit plans cost	(103)	(63)	(63.5%	)
Restructuring and other items	4	(3)	n.m.

Operating income	1,066	1,011	5.4%
Other income	7	36	(80.6%	)
Interest expense	(247)	(252)	2.0%

Pre-tax earnings from continuing operations	826	795	3.9%
Income taxes	(271)	(262)	(3.4%	)
Non-controlling interest	(63)	(48)	(31.3%	)

Earnings from continuing operations	492	485	1.4%
Discontinued operations	(1)	3	n.m.

Net earnings	491	488	0.6%
Dividends on preferred shares	(17)	(18)	5.6%

Net earnings applicable to common shares	474	470	0.9%

EPS	0.51	0.51	–

n.m.: not meaningful

Operating revenues

Our revenues this quarter were $4,859 million, or 4.8% higher than the same period last year. This is the fifth consecutive quarter that our revenue growth rate has improved. This growth reflected higher revenue performance at Bell Canada driven by increases in the Business segment, particularly in data and wireless, and by growth in the Consumer and Aliant segments. Focused execution of our VCIO, VAS and IP strategies, including recent acquisitions, contributed to this growth. The Other BCE segment also contributed to our revenue growth, with double digit revenue growth at CGI and Telesat and single digit growth at Bell Globemedia.

Operating income

Our operating income this quarter was $1,066 million, or 5.4% higher than the same period last year reflecting our strong revenue growth and the impact of cost savings initiatives and lower acquisitions costs partly offset by increases in wireless bad debt expense, net benefit plans cost and amortization expense.
      At Bell Canada, our various initiatives generated $120 million in cost savings this quarter. These savings were primarily from:

10    Bell Canada Enterprises 2005 Quarterly Report

  The employee departures that took place in Q4 2004;

  Procurement savings reducing cost of acquisition;

  Improvements in cost of goods sold.

EBITDA

Our EBITDA for the quarter was $1,938 million, an increase of $94 million or 5.1% compared with last year, reflecting increases in all segments. Bell Canada’s EBITDA this quarter was $1,815 million, or 3.4% higher than last year, reflecting EBITDA improvements in wireline, wireless, and video.
      Wireless EBITDA increased by 14.5% this quarter reflecting wireless revenue growth and lower costs of acquiring customers. These factors more than offset higher bad debt expense and led to a 1.8 percentage point margin improvement. Video EBITDA also increased this quarter reflecting revenue growth and lower costs of acquiring customers.
      The cost of acquisition (COA) for video services in the first quarter of 2005 decreased by 28.4% to $473 per gross activation from $661 per gross activation in the same quarter one year earlier. The significant improvement can be attributed primarily to lower set-top-box (STB) pricing, reflecting the negotiation of a favourable supply contract, and the increased purchasing power of a stronger Canadian dollar, partially offset by a higher number of customers taking second STBs.
      Wireless COA improved 18.0% to $373 per gross activation in the first quarter of 2005 from $455 per gross activation in the same quarter one year earlier. The decrease was driven primarily by a higher percentage of prepaid gross activations and volume rebates from handset manufacturers.

Amortization expense

Amortization expense increased 0.8% or $6 million to $773 million in Q1 2005, compared to Q1 2004. This was a result of an increase in our capital asset base from capital spending that continues to be higher than asset retirements.

Net benefit plans cost

The net benefit plans cost increased by 64% or $40 million to $103 million in Q1 2005, compared to Q1 2004. The increase resulted mainly from:

  a reduction in the discount rate from 6.5% to 6.2%, which resulted in an increase in the accrued benefit obligation of our pension plans a reduction in plan asset base due to the amortization of investment losses experienced in 2001 and 2002 fully amortizing in 2004 the savings relating to the transitional asset that arose upon the adoption of new accounting rules in 1987 an increase in the pension obligations from the early retirement program implemented in 2004.

Restructuring and other items

We recorded a credit for restructuring and other items of $4 million in Q1 2005, which included a $25 million credit for the reversal of restructuring provisions that were no longer necessary, since the actual payments made to employees were lower than estimated. We recognized a $21 million charge mainly for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program.

Net earnings / Earnings per Share (EPS)

Net earnings applicable to common shares for Q1 2005 were $474 million, or $0.51 per common share, essentially flat compared with net earnings of $470 million or $0.51 per common share for the same period last year. The improvements in EBITDA and interest expense were offset by higher net benefit plans cost and amortization expense.

11    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis Segmented Analysis
			%
OPERATING REVENUES	Q1 2005	Q1 2004	CHANGE

Consumer	1,856	1,825	1.7%
Business	1,478	1,435	3.0%
Aliant	524	504	4.0%
Other Bell Canada	479	474	1.1%
Inter-segment eliminations	(128)	(132)	3.0%

Bell Canada	4,209	4,106	2.5%
Other BCE	748	651	14.9%
Inter-segment eliminations	(98)	(119)	17.6%

Total operating revenues	4,859	4,638	4.8%

			%
OPERATING INCOME	Q1 2005	Q1 2004	CHANGE

Consumer	526	526	–
Business	240	241	(0.4%	)
Aliant	87	82	6.1%
Other Bell Canada	129	111	16.2%

Bell Canada Consolidated	982	960	2.3%
Other BCE	84	51	64.7%

Total operating income	1,066	1,011	5.4%

Consumer revenues

Consumer revenues this quarter grew by 1.7% to $1,856 million reflecting continued strength in our growth services, such as Internet access, wireless and video driven by gains in the respective subscriber bases of these services. Growth in these services more than offset declines in long distance and local and access revenues.

Wireless

Consumer wireless revenues for Q1 2005 increased year-over-year, mainly as a result of a higher average number of customers in our subscriber base compared to Q1 2004. Revenue growth during the quarter was impacted by an increased number of postpaid customers in collection status whose wireless services were suspended for account non-payment. Due to last year’s billing delays stemming from our billing system migration, a large number of postpaid customers accumulated past due balances because of their inability to pay multiple invoices that were received within a relatively short period of time. Revenues for Q1 were also impacted by the issuance of billing and retention credits to compensate customers for billing errors and delays that occurred following implementation of the new billing platform. Moreover, as we addressed higher-than-normal call volumes regarding customer billing inquiries early in the first quarter, our call centre agents were limited in their ability to sell additional services to new and existing customers. (For further information about our wireless subscriber base, please see Wireless within our Product Line Analysis.)

Video

Video revenues grew by 6.8%, year-over-year, to $221 million this quarter from $207 million last year, mainly as a result of a higher average number of subscribers. We added 29,000 net new video customers in the first quarter of 2005, an 81% increase compared with the 16,000 net activations achieved for the same quarter in 2004. This brought our total video customer base to 1,532,000, compared with 1,403,000 customers at the end of Q1 2004. The notable improvement in net activations was driven by the positive impact of our STB rental program, VDSL

12    Bell Canada Enterprises 2005 Quarterly Report

growth, traction from certain marketing initiatives at our own stores and with third-party retailers, as well as by aggressive churn management.
      Our video churn rate of 0.8% per month in Q1 2005, represented a further 0.1 percentage point improvement compared with the first quarter of 2004. This year-over-year improvement can be attributed primarily to the continued success of our bundled services market strategy and the requirement that, as of August 1, 2004, all new video customers have contracts. At the end of the first quarter of 2005, approximately one-third of our video customers subscribed either to a one or two-year contract.
      Average revenue per user (ARPU) for the first quarter remained flat year-over-year at $48 per month, mainly as a result of lower pay per view revenues due to the NHL lockout and bundle discounts. This impact was mitigated, in part, by a shift in the product mix towards higher priced programming packages and an increase in the number of customers taking additional STBs.

Data

Consumer data revenues grew this quarter driven by growth of approximately 23% in our High-Speed Internet subscriber base and an increase in revenues from our Sympatico.MSN.ca web portal.
      Consumer high-speed Internet net additions were stronger this quarter over last year, aided by footprint expansion, focused selling efforts, improved retention strategies and the introduction of our Basic Lite service in the Ontario market. Bell Sympatico value-added services (VAS) such as MSN Premium, Desktop Anti-Virus and Desktop Firewall added 142,000 subscriptions this quarter to reach a total of 766,000 subscriptions, more than double the number of a year ago.
      Our Sympatico.MSN.ca portal currently averages 15.1 million unique visitors per month, or 84% of online Canadians.

Wireline

Local and access revenues declined for the quarter compared with the same period last year due mainly to NAS declines (leading to both lower NAS revenues and related SmartTouch feature revenues), partly offset by higher revenues from wireline insurance and maintenance plans. NAS decreased as a result of losses to competitive local exchange carriers (CLECs) and continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines. NAS declines also increased in the quarter due to an increase in customers substituting wireline with wireless telephone service and the launch of a low-priced cable telephony offering in certain of our Québec markets as well as from losses to other VoIP providers.
      Long distance revenues in Q1 2005 were lower than the same period in 2004 reflecting both lower average revenue per minute (ARPM) as well as lower volumes of conversation minutes, partially offset by the success of international prepaid calling card sales. ARPM declines reflect competition from non-traditional long distance providers, the impact of our $5 Long Distance Bundle, and loss of higher priced overseas minutes. Despite usage gains stemming from our bundle, overall minute volumes declined slightly reflecting losses to non-traditional long distance providers.

Consumer operating income

The Consumer segment achieved operating income of $526 million this quarter, unchanged from the same period in 2004. Increases in net benefit plans cost, amortization expenses, and wireless bad debt expense offset Consumer segment EBITDA growth from revenue gains and the benefits of cost savings initiatives.
      Wireless bad debt expense increased significantly compared with the first quarter of the previous year. Due to billing delays during the second half of 2004, many of our customers received several invoices within a relatively short period of time which they were unable to pay. In February, we launched several initiatives to contact our customers and arrange for payment terms to lessen their financial strain. While these initiatives have demonstrated success to date, we increased our level of provision to account for potential future non-payment.

13    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis

Business revenues

Business segment revenues were $1,478 million this quarter, or 3.0% higher compared with Q1 2004. Increases in data, wireless and terminal sales and other revenues were partially offset by declines in long distance and local and access revenues.

Enterprise

Revenues from enterprise customers increased this quarter as increases in wireless, data, and terminal sales and other revenues more than offset declines in local and access and long distance revenues.
      Our IP-based connectivity and VAS revenues continue to grow significantly. VAS revenues grew by 47% this quarter compared with the same period last year.
      The migration to IP continued throughout the quarter with close to 100 customers, including the Jean Coutu Group, adopting our solution. Gowling Lafleur Henderson LLP, a Canadian law firm, has migrated its eight offices and 2,200 lines across the country to an IP network. The MaRS Discovery District, an innovation centre affiliated with the University of Toronto aimed at connecting scientists with the business community, also adopted our IP solution.
      We also announced a four-year, $17.3 million contract with the National Bank of Canada to provide integrated call centre solutions and telephone services. In addition, the Institutional Trade Management Solution (ITMS) which enables near real-time trading was implemented for Desjardins Securities and other financial institutions.

SMB

Revenues from SMB customers increased this quarter as increases in data, wireless and terminal sales and other revenues more than offset revenue declines in long distance and local and access revenues. The recent business acquisition of Nexxlink, combined with improved rates of growth from Accutel Conferencing Systems Inc. (Accutel) and Charon Systems Inc. (Charon) acquired in 2004, contributed significantly to this quarter’s growth. Continued growth in DSL high-speed Internet access services and VAS also contributed to data revenue growth. Subscriptions to VAS increased by 10,000 this quarter, ending the quarter with 93,000 subscribers. Long distance revenues declined due to significant competitive pricing pressures and the weakening of our payphone business. Local and access revenues were also lower in our payphone business.

Bell West

Bell West continued to grow its customer base leading to increases in local and access and long distance revenues this quarter. However, data revenues decreased, reflecting lower construction revenue compared with last year from a contract to build a next generation network for the Government of Alberta (GOA).

Group Telecom

In November 2004, we acquired the Canadian operations of 360networks Corporation (360networks) as well as certain U.S. network assets. This acquisition increased our customer base and gave us an extensive fibre network across major cities in Western Canada.
      The Business segment now reflects the retail portion of this acquisition, operating in Western Canada as the Group Telecom unit within Bell Canada.

Business operating income

Business segment operating income this quarter was $240 million, or 0.4% lower than the same period last year, as higher amortization expenses and net benefits plans costs more than offset strong EBITDA growth from revenue gains and the impact of cost savings initiatives.

14    Bell Canada Enterprises 2005 Quarterly Report

     In the Enterprise unit operating income increased this quarter reflecting revenue growth and cost savings initiatives, partially offset by the operating expenses of businesses acquired over the past year (Infostream Technologies Inc. and Elix Inc.).
      Our SMB unit incurred higher salary expenses and cost of goods sold related to its business acquisitions (Nexxlink, Accutel Conferencing Systems Inc. and Charon Systems Inc.).
      Bell West incurred lower cost of goods sold related to the GOA contract this quarter. Salary expenses at Bell West are higher this year reflecting a growing workforce to support business growth in Western Canada.

Aliant revenues

Aliant segment revenues of $524 million for the quarter increased 4.0% compared with the same period last year. Strong growth in wireless and Internet services and IT and other product sales for the quarter offset declines in other areas due to regulatory restrictions, which relate to bundling and packaging of local service with other non-regulated services and to limitations in customer win-back promotions, and the impacts of competition.
      Aliant’s wireless revenue grew 12.8% in the quarter over the same period last year. The growth was driven by a year-over-year increase of 9.6% in Aliant’s wireless customer base, including a 23.7% increase in digital customers, reflecting a strong market position supported by a comprehensive dealer network, attractive pricing offers and extensive service area coverage. In addition, ARPU was up $3 compared with last year, reflecting the impacts of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.
      Data revenues for the quarter declined as higher Internet revenues were more than offset by other data revenue declines from the continued rationalization of circuit networks by customers and price reductions. The continued increase in Internet revenues stemmed from increased popularity of enhanced services and year-over-year subscriber growth of 5.3%, reflecting a 23.7% growth in Aliant’s high-speed Internet customer base. High-speed customer additions in the quarter grew by 54.6% over the same period last year. The higher subscriber base reflects the expansion of high-speed Internet service into new areas, attractive introductory offers and an emphasis on bundling with other products and services. Average revenue per customer declined due to the impact of the aggressive introductory offers that began in late 2004 and ended in the first quarter, limiting revenue growth to 5.7% over the first quarter of 2004.
      Intense long distance competition and substitution of long distance calling with Internet and wireless options by customers resulted in long distance revenue declines for the quarter compared with the same period last year. Consumer long distance revenues have declined due to competitive losses and reduced minute volumes from ‘block of minute’ plans and ‘free’ minute promotions. Business long distance revenue declines continued to reflect the impact of competitive pressures and rate restructuring.
      Local and access revenues in the first quarter declined over the same period last year. This reflects a 1.5% decline in the NAS customer base resulting from competitive losses and technology substitution. Enhanced service feature revenue also declined as more customers received bundling discounts.
      Terminal sales and other revenues increased for the quarter as a result of higher product sales.

Aliant operating income

Aliant’s operating income for the first quarter was $87 million reflecting an increase of $5 million, or 6.1%, compared with the same period last year reflecting revenue growth partially offset by the impact of the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision with respect to Competitor Digital Network services (the CDN decision) and an increase in pension and other post-employment benefits cost. The CDN decision has led to the lowering of prices of many services provided to competitors on a going forward basis. Operating expense

15    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis

increases required to drive revenue growth were offset by sound expense management, including the productivity savings from Aliant’s 2004 voluntary early retirement incentive program.

Other Bell Canada revenues

Other Bell Canada segment revenues for the quarter were $479 million, or 1.1% higher compared with the same period last year. Our wholesale unit had higher revenues resulting from the acquisition of the wholesale portion of 360networks in the fourth quarter of last year partly offset by lower revenues resulting from the CDN decision. This increase also reflects a favourable ruling by the CRTC with respect to subsidies for serving high cost areas at Télébec.

Other Bell Canada operating income

Operating income for the Other Bell Canada segment was $129 million this quarter, or 16.2% higher than Q1 2004. Cost savings initiatives and the impact of the favourable high-cost serving area ruling for Télébec, offset the impact of the CDN decision to our wholesale unit. Operating income also reflects the positive impact of a $25 million credit for the reversal of restructuring provisions that were no longer necessary, since the actual payments were lower than expected, partly offset by a $19 million charge for relocating employees and closing real estate facilities that are no longer needed because of the employee departure program.

Other BCE revenues

			%
	Q1 2005	Q1 2004	CHANGE

Bell Globemedia	356	342	4.1%
Telesat	108	84	28.6%
CGI	273	214	27.6%
Other	11	11	0.0%

Other BCE revenues	748	651	14.9%

Revenues from the Other BCE segment for the first quarter of the year were $748 million or 14.9% higher than Q1 2004. This increase reflects higher revenues at Bell Globemedia, Telesat and CGI.
      Bell Globemedia’s revenues for the quarter totalled $356 million, up 4.1% from Q1 of last year. Television advertising revenues grew by 5.7% reflecting the strength of CTV’s schedule, which included 18 of the top 20 regularly scheduled programs from September 2004 to March 2005. Strong growth in advertising revenues in conventional and specialty television helped offset the loss of advertising on hockey broadcasts on our sports specialty channels TSN and RDS.
      Bell Globemedia’s subscriber revenues grew by 4.1% this quarter reflecting specialty channel growth and online subscription growth at The Globe and Mail.
      Telesat’s revenues increased by 28.6% to $108 million this quarter as a result of its acquisition of The SpaceConnection Inc. (SpaceConnection), Ka-band revenues from Anik F2, and higher revenues from broadcast services and Interactive Distance Learning services. SpaceConnection was acquired in January 2005 and is a provider of programming-related satellite transmission services to major U.S. television networks and cable programmers.
      Anik F2 began commercial service in October 2004 and was the world’s first satellite to commercialize the Ka frequency band, enabling two-way high speed Internet access services to consumers and businesses in Canada and the U.S. Telesat has recently established distribution arrangements with Barrett Xplore Inc. (Barrett), a wireless broadband service provider, Télébec, and NorthernTel to deliver two-way high-speed Internet access to Canadians in rural and remote communities using the Ka frequency band of Anik F2.
      Our share of CGI revenues was $273 million this quarter compared with $214 million in the same period last year with the growth in revenue reflecting CGI’s acquisition of American Management Systems Inc. (AMS) in May 2004.

Other BCE operating income

Operating income for the Other BCE segment grew by 65% this quarter to $84 million driven by growth in operating income in Bell Globemedia, Telesat and CGI.
      Bell Globemedia’s operating income grew by 60% reflecting revenue gains and cost savings. Telesat’s operating income grew by 19.4%, resulting from strong revenue growth partly offset by SpaceConnection’s operating

16    Bell Canada Enterprises 2005 Quarterly Report

expenses and higher amortization related to Anik F2 and SpaceConnection. CGI’s operating income grew by 19.0% reflecting its acquisition of AMS. Product Line Analysis
			%
	Q1 2005	Q1 2004	CHANGE

Local and access	1,368	1,379	(0.8%	)
Long distance	538	606	(11.2%	)
Wireless	713	651	9.5%
Data	951	892	6.6%
Video	221	207	6.8%
Terminal sales and other	418	371	12.7%

Total Bell Canada Consolidated	4,209	4,106	2.5%

Local and access

Local and access revenues of $1,368 million for the quarter declined by 0.8% compared with last year mainly as a result of lower network access services (NAS) and lower SmartTouch feature revenues, partly offset by gains from wireline insurance and maintenance plans.
      NAS in service declined by 172,000 or 1.3% over the first quarter of 2004 as a result of losses to CLECs and continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines. The rate of residential NAS declines also increased this quarter with an increase in customers substituting wireline with wireless telephone service and the launch of an aggressively-priced cable telephony offering in certain of our Québec markets as well as from losses to VoIP providers.

Long distance

Long distance revenues were $538 million for the quarter, reflecting a year-over-year decrease of 11.2% compared with the same period in 2004. Lower long distance revenues affected both our Consumer and Business markets. The Consumer segment long distance revenues were lower than the same period in 2004, reflecting both lower ARPM as well as lower volumes of conversation minutes partially offset by the success of international prepaid calling card sales. Business segment long distance revenues were lower as a result of lower minute volumes and pricing declines resulting from competitive pressures.
      Overall, minute volumes increased slightly this quarter to 4,588 million conversation minutes, or by 0.2%, compared with Q1 2004. However, ARPM decreased this quarter to $0.107, reflecting a decrease of $0.013 reflecting competitive pressures and the acceleration of our bundle take-up rate.

Wireless

17    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis

			%
	Q1 2005	Q1 2004	CHANGE

ARPU ($/month)	46	47	(2.1%	)
Postpaid	57	59	(3.4%	)
Prepaid	11	11	0.0%
Cellular & PCS Gross
Activations (k)	277	261	6.1%
Postpaid	193	204	(5.4%	)
Prepaid	84	57	47.4%
Churn (average per month)	1.6%	1.3%	(0.3 pts	)
Postpaid	1.6%	1.1%	(0.5 pts	)
Prepaid	1.8%	1.7%	(0.1 pts	)
Cellular & PCS Net
Activations (k) (1)	37	92	(59.8%	)
Postpaid (1)	(5)	69	n.m.
Prepaid (1)	42	23	82.6%
Cellular & PCS
Subscribers (k)	4,962	4,504	10.2%
Postpaid	3,719	3,422	8.7%
Prepaid	1,243	1,082	14.9%

n.m.: not meaningful
(1)	We added 82,000 new customers in Q1 2005 (40,000 postpaid customers and 42,000 prepaid customers) and cancelled 45,000 non-paying postpaid customer accounts.

Wireless service revenues of $713 million for the quarter represented an increase of 9.5%, compared with the first quarter of 2004. This year-over-year improvement was driven by subscriber growth of 10.2%, partly offset by a decline in blended ARPU.
      Gross wireless activations increased by 6.1% in the first quarter of 2005 to 277,000, up from 261,000 for the same period last year. The growth in the total number of gross activations was driven by a 47% improvement in prepaid activations that was partly offset by a slight decline in postpaid activations. Postpaid gross activations started slowly in the first two months of 2005, reflecting our limited number of marketing promotions and the extension by some of our competitors of their fourth-quarter Christmas promotions. However, we made significant progress in March, directly as a result of a series of new promotions that were launched to combat ongoing competitive pressures, as well as the positive customer response to the introduction of our new ‘10-4’ service. Our prepaid growth reflected an increase in the number of new activations early in the new year, brought about by strong sales of our very successful Grab ’n Go offer during the December holiday season, and to the added consumer attention that prepaid offers received following the launch of service in Canada by Virgin Mobile. Postpaid subscribers continue to represent a large majority of our gross activations, representing 70% of total gross activations, compared with 78% in Q1 2004.
      Our postpaid churn rate for the first quarter of 2005 reached 1.6%, compared with 1.1% last year, due primarily to the cancellation of 45,000 non-paying customer accounts. As we addressed accounts receivable issues related to our billing system migration, we tightened our credit policies with respect to customers who had elected to temporarily suspend their service with Bell Mobility but had not reactivated their service within a reasonable period of time. In addition, we cancelled a number of postpaid subscriber accounts who were in default of our credit policy, but to whom we granted extensions as a result of billing delays. Prepaid churn for the quarter also increased slightly to 1.8% compared with 1.7% for Q1 2004. Accordingly, our blended churn rate for the quarter increased to 1.6% this year from 1.3% last year.
      Before the cancellation of 45,000 postpaid customer accounts, we added 82,000 new customers during Q1 2005 (40,000 postpaid customers and 42,000 prepaid customers). Prepaid net additions of 42,000 this quarter were significantly higher than the 23,000 prepaid net additions last year, due mainly to a higher number of prepaid gross activations. As a result of higher postpaid churn, our postpaid subscriber base decreased by 5,000 customers during the first quarter, compared with the net addition of 69,000 postpaid subscribers during the same period in 2004. Accordingly, our total net additions amounted to 37,000.
      Our total cellular and PCS subscriber base totaled 4,962,000 as at March 31, 2005 of which 75% were postpaid customers, compared with a total cellular and PCS subscriber base of 4,504,000 at the end of the first quarter

18    Bell Canada Enterprises 2005 Quarterly Report

of 2004, of which 76% were postpaid. Including paging subscribers, our total wireless customer base reached 5,366,000.
     Despite higher value-added service and data revenues per subscriber, our blended ARPU decreased by $1 to $46 per month. The decline was caused primarily by the suspension of wireless services for postpaid customers in default of our credit policy, and the application of customer billing and retention credits precipitated by invoicing delays last year. These items affected postpaid ARPU, which decreased to $57 per month in Q1 2005 from $59 in Q1 2004. However, we saw a progressive improvement in ARPU during the quarter as billing adjustments and retention credits declined steadily, returning to more normal levels by the end of March. Prepaid ARPU remained flat, year-over-year, at $11 per month.

Data

Data revenues of $951 million in Q1 2005 increased by 6.6% compared with the same period last year, reflecting our highest rate of data revenue growth since Q2 2002. The improvement was a result of growth in high-speed Internet, VAS, and IP-based services, which more than offset declines from lower construction revenues from the GOA contract, legacy data revenues and price competition. Our growth in VAS was in part due to the various business acquisitions completed over the last twelve months.
      The number of high-speed Internet subscribers increased by 128,000 this quarter to reach a total subscriber count of 1,936,000. The additions achieved this quarter were driven by an expansion of the footprint combined with focused selling efforts, improved retention strategies and the introduction of our Basic Lite service in the Ontario market. Our high-speed Internet access footprint in Ontario and Québec reaches 84% of homes and business lines passed compared with 80% at the same time last year.
      Total dial-up customers decreased to 696,000 at the end of the quarter from 836,000 at the end of Q1 2004, as dial-up customers migrated to higher-speed Internet services.

Video

See discussion under Consumer Segment.

Terminal sales and other

Terminal sales and other revenues were $418 million this quarter, or 12.7% higher than the same period last year, reflecting growth in Aliant’s equipment sales. Our revenue growth also reflects the impact of several business acquisitions.

Other Items

Other income

Other income decreased 81% or $29 million to $7 million in Q1 2005, compared to Q1 2004, reflecting decreases in:

  equity income due mainly to the sale of our 15.96% interest in Manitoba Telecom Services Inc. (MTS)

  interest income due to lower average cash balances

  foreign exchange gains.

Interest expense

Interest expense declined 2.0% or $5 million to $247 million in Q1 2005, compared to Q1 2004. This was a result of lower average debt levels, mainly from the net debt repayments made in the last twelve months.

19    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis

Income taxes

Income taxes increased 3.4% or $9 million to $271 million in Q1 2005, compared to Q1 2004. The increase was primarily from higher pre-tax earnings. The effective tax rate was 32.8% in Q1 2005 and 33.0% in Q1 2004.

Non-controlling interest

Non-controlling interest increased 31% or $15 million to $63 million in Q1 2005, compared to Q1 2004. The increase was mainly a result of:

  the impact of purchasing MTS’ 40% interest in Bell West in August 2004. Before August 2004, Bell West’s net losses resulted in a reduction of non-controlling interest.

  higher net earnings at Bell Globemedia.

Financial and Capital Management
 This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Financial and Capital Management Capital Structure
	Q1 2005	Q4 2004

Debt due within one year	1,428	1,276
Long-term debt	12,280	11,809
Less: Cash and cash equivalents	(526)	(380)

Total net debt	13,182	12,705
Non-controlling interest	2,914	2,908
Total shareholders’ equity	14,208	14,024

Total capitalization	30,304	29,637

Net debt to capitalization	43.5%	42.9%

Outstanding share data (in millions)
Common shares	926.4	925.9
Stock options	28.2	28.5

Our net debt to capitalization ratio was 43.5% at the end of Q1 2005, compared to 42.9% at the end of 2004. This resulted from higher net debt, partly offset by an increase in total shareholders’ equity.
      Net debt increased by $477 million to $13,182 million in Q1 2005. Negative free cash flow of $162 million and $209 million in business acquisitions and other investments caused the increase.
      Total shareholders’ equity increased $184 million to $14,208 million in Q1 2005. This mainly represents the net earnings remaining after the dividends we declared on common and preferred shares in Q1 2005.

Cash Flows

The table below is a summary of the flow of cash into and out of BCE in Q1 2005 and Q1 2004.

	Q1 2005	Q1 2004

Cash from operating activities	939	1,260
Capital expenditures	(737)	(681)
Other investing activities	(15)	19
Cash dividends paid on common shares	(278)	(277)
Cash dividends paid on preferred shares	(21)	(22)
Cash dividends paid by subsidiaries to non-controlling interest	(50)	(43)

Free cash flow	(162)	256
Business acquisitions	(83)	(59)
Business dispositions	–	16
Change in investments accounted for under the cost and equity methods	(126)	6
Issue of common shares	9	4
Net issuance of debt instruments	546	411
Financing activities of subsidiaries with third parties	(17)	(35)
Other financing activities	(30)	(48)
Cash provided by discontinued operations	9	238

Net increase in cash and cash equivalents	146	789

Free cash flow

Free cash flow was negative $162 million in Q1 2005, compared to positive $256 million in Q1 2004. The decrease of $418 million year-over-year is mainly due to lower cash from operating activities and higher capital expenditures.

Cash from operating activities

Cash from operating activities decreased 25% or $321 million to $939 million in Q1 2005, compared to Q1 2004. This was mainly a result of:

20    Bell Canada Enterprises 2005 Quarterly Report

  approximately $200 million in income taxes paid in Q1 2005 related to the final installments for the 2004 fiscal year an increase of $64 million in pension and other benefit plan payments, due mainly to Aliant’s voluntary contribution of $60 million in Q1 2005 an increase of $82 million in payments relating to the employee departure programs at Bell Canada and Aliant.

These were partly offset by improved operating performance in Q1 2005 as a result of higher EBITDA and lower interest costs.

Capital expenditures

Capital expenditures were $737 million in Q1 2005, or 15.2% of revenues. This was 8.2% higher than the capital expenditures of $681 million, or 14.7% of revenues, in Q1 2004. The increase reflects mainly the strategic investments in the Consumer segment, which include the FTTN rollout, VDSL deployment, IPTV platform and the acquisition of spectrum licences.

Other investing activities

Cash from other investing activities decreased by $34 million in Q1 2005, compared to Q1 2004. In Q1 2004, cash from other investing activities included $43 million of insurance proceeds that Telesat received for a malfunction on the Anik F1 satellite.

Cash dividends paid on common shares

We paid a dividend of $0.30 per common share in Q1 2005, which is the same as the dividend we paid in Q1 2004.
      In December 2004, the board of directors of BCE Inc. approved an increase of 10% or $0.12 per common share in the annual dividend on BCE Inc.’s common shares. As a result, starting with the quarterly dividend to be paid on April 15, 2005, subject to declaration by the board of directors, we expect to pay quarterly dividends on BCE Inc.’s common shares of approximately $306 million, based on the revised dividend policy. This assumes that there are no significant changes in the number of outstanding common shares. These quarterly dividends equal $0.33 per common share, based on approximately 926 million common shares outstanding at March 31, 2005.

Business acquisitions

We invested $83 million in business acquisitions in Q1 2005. This consisted mainly of Bell Canada’s acquisition of an 89% interest in Nexxlink. The remaining 11% interest was acquired in April 2005.
      We invested $59 million in business acquisitions in Q1 2004. This consisted mainly of:

  Bell Canada’s purchase of a 100% interest in Accutel Conferencing Systems Inc. (Canada) and certain branches of Accutel Conferencing Systems (U.S.) (collectively, Accutel) for $48 million

  Bell Canada’s purchase of a 75.8% interest in Elix Inc. (Elix) for $10 million.

Change in investments accounted for under the cost and equity methods

In Q1 2005, Bell Canada invested US $100M for an approximate 12% interest in Clearwire, a privately-held company that offers advanced IP-based wireless broadband communications services. Bell Canada is now Clearwire’s exclusive strategic partner in the U.S. and preferred provider beyond North America of VoIP and other value-added IP services and applications.

Debt instruments

We issued $546 million of debt (net of repayments) in Q1 2005. In particular, Bell Canada issued $700 million in debentures. We also repaid $155 million of notes payable and bank advances, mainly at Bell  Canada.
      We issued $411 million of debt (net of repayments) in Q1 2004. The issuances were mainly at Bell Canada, which issued $450 million in debentures, and Bell Globemedia, which issued $300 million of senior notes and withdrew $490 million under its credit facilities. The repayments were at BCE Inc., which repaid $351 million in retractable

21    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis

Recent Developments in Legal Proceedings
 This section provides a description of new legal proceedings involving BCE and of recent developments in certain of the legal proceedings involving BCE described in the BCE 2004 AIF.

preferred shares, Bell Globemedia, which repaid $355 million under its credit facilities, and Bell Canada, which repaid $126 million in debentures.

Cash relating to discontinued operations

There was no significant cash provided by discontinued operations in Q1 2005.
      Cash provided by discontinued operations was $238 million in Q1 2004. This consisted mainly of net cash proceeds of $285 million from the sale of Emergis’ U.S. health operations and $90 million of cash generated from Emergis’ operations. This was partly offset by the deconsolidation of Emergis’ cash on hand of $137 million at December 31, 2003.

Transactions with Related Parties

Bell Canada International Inc. (BCI) loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment.
      The dividend rate on the preferred shares is equal to 5.1% which is essentially the same as the interest rate on the loan. This transaction is part of a tax loss consolidation strategy that follows the transaction steps laid out in an advanced tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI.
      3787915 Canada Inc. has the legal right to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. Since 3787915 Canada Inc. intends to do this, we will present these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense will be presented as a reduction of income tax expense.

Credit Ratings

Our key credit ratings at May 3, 2005 remained unchanged from those listed in the BCE 2004 MD&A.

Liquidity

Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2004 MD&A.

Commitment under the deferral account

The deferral account is a mechanism resulting from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment under the deferral account to be approximately $179 million at March 31, 2005 and anticipate that it will be reduced to approximately $130 million by December 31, 2005, primarily due to the impact of the CDN decision. We expect to clear most of this amount in 2006 by implementing the initiatives that are approved by the CRTC for this purpose.

Recent Developments in Legal Proceedings

Lawsuits related to Teleglobe Inc. (Teleglobe)

Teleglobe Lending Syndicate Lawsuit

As indicated in the BCE 2004 AIF, a lawsuit was filed in the Ontario Superior Court of Justice on July 12, 2002 against BCE Inc. by certain of the members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate. BNP Paribas (Canada), which had advanced approximately US $50 million to Teleglobe, notified BCE Inc. that it will shortly file a notice of discontinuance with the Court and will therefore no longer be a plaintiff in this action. Following such discontinuance, the damages sought by the remaining plaintiffs will amount to approximately US $1.04 billion (down from approximately US $1.09 billion), plus interest and costs, representing approximately 83% (down from approximately 87%) of the

22    Bell Canada Enterprises 2005 Quarterly Report

Risks That Could Affect Our Business
 This section describes general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain of the other BCE group companies.

For a more complete description of the risks that could affect our business, please see the section entitled Risks That Could Affect Our Business set out on pages 32 to 41 of the BCE 2004 AIF filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as updated in this MD&A.

Please also refer to the BCE 2004 AIF for a detailed description of:

  the principal legal proceedings involving BCE;

  certain regulatory initiatives and proceedings concerning the Bell Canada companies.

Please see Recent Developments in Legal Proceedings in this MD&A for a description of new legal proceedings involving us and of recent developments, since the BCE 2004 AIF, in the principal legal proceedings involving us.

In addition, please see Updates to the Description of Risks in this MD&A for a description of recent developments, since the BCE 2004 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.

US $1.25 billion that the members of the lending syndicate advanced to Teleglobe and Teleglobe Holdings (U.S.) Corporation.

BNP Paribas (Canada) Lawsuit

As indicated in the BCE 2004 AIF, a lawsuit was filed by BNP Paribas (Canada) in the Ontario Superior Court of Justice on December 23, 2004 against BCE Inc. and five former directors of Teleglobe. The statement of claim was finally served on the defendants, subject to their right of challenging jurisdiction, on April 15, 2005.

Teleglobe Unsecured Creditors Lawsuit

As indicated in the BCE 2004 AIF, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware against BCE Inc. and the former directors and officers of Teleglobe and certain of its subsidiaries on May 26, 2004. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The action is now pending in the District Court for the District of Delaware.
      On September 15, 2004, BCE Inc. and the other defendants filed a motion to dismiss the action for lack of standing and for failure to state a claim. On March 23, 2005, the District Court for the District of Delaware denied defendants’ motion to dismiss because the Court believes the case requires a fact-intensive analysis.

Lawsuit related to Bell Globemedia

As indicated in the BCE 2004 AIF, on February 5, 2001, Bell Globemedia Publishing Inc., a subsidiary of Bell Globemedia, was added as a defendant to a class action lawsuit relating to copyright infringement. The claim is that The Globe and Mail newspaper and magazines do not have the right to archive and publish certain freelanced and employee material from the newspaper or magazines in any format other than print. In 2001, the Ontario Superior Court of Justice rejected the plaintiff’s motion for partial summary judgment (including the rejection of a requested injunction at this stage) on certain proposed common issues.
      The plaintiff appealed this decision, and the defendants cross-appealed on some issues. The Ontario Court of Appeal provided its majority decision on October 6, 2004, and affirmed the initial refusal of summary judgment by the original motions judge. Each of the plaintiff and the defendants has filed an application with the Supreme Court of Canada, seeking leave to appeal to that court from the ruling of the Court of Appeal. On April 21, 2005, the plaintiff and the defendants have been granted leave to appeal to the Supreme Court of Canada.

Risks That Could Affect Our Business

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
      Because no one can predict whether an event will happen or what its consequences may be, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks of which we are currently not aware.
      In the BCE 2004 AIF, we provided a detailed review of the risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks is updated in this MD&A. These risks include risks associated with:

  our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, earnings per share, free cash flow and capital intensity;

  our ability to implement the significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services, required by our strategic direction;

23    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis

  general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

  the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results;

  our ability to improve productivity and contain capital intensity while maintaining quality of services;

  our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof;

  the availability and cost of capital required to implement our business plan and fund capital and other expenditures;

  our ability to find suitable companies to acquire or to partner with;

  the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC, affecting our ability to compete effectively, including, more specifically, decisions concerning the regulation of VoIP services;

  the risk of litigation should BCE Inc. or Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary;

  the risk of increased pension plan contributions;

  our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages;

  events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services;

  our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend;

  stock market volatility;

  the risk that Bell Canada could incur higher than currently anticipated costs in completing acceptance of a high-speed Internet network by the Government of Alberta;

  the risk that licences on which we rely to provide services might be revoked or not renewed when they expire;

  our ability to retain major customers;

  the risk that the amount of the expected annual savings relating to Bell Canada’s 2004 employee voluntary departure program will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs;

  health concerns about radio frequency emissions; and

  launch and in-orbit risks and the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.

Updates to the Description of Risks

The following are updates to the description of risks contained in the section entitled Risks That Could Affect Our Business set out on pages 32 to 41 of the BCE 2004 AIF. For ease of reference, the updates to the description of risks below have been presented under the same headings and in the same order contained in the section entitled Risks That Could Affect Our Business set out in the BCE 2004 AIF.

24    Bell Canada Enterprises 2005 Quarterly Report

Risks That Could Affect All BCE Group Companies

Renegotiating labour agreements

On April 30, 2005, Bell Canada completed the purchase of all the issued and outstanding shares that it did not already own of Entourage Technology Solutions Inc. (“Entourage”), its installation and repair supplier. Entourage has 1,400 technicians in Ontario and 900 technicians in Québec, all unionized with the Communications Energy and Paperworkers’ Union (“CEP”). The collective agreements between Entourage and the CEP expired on September 30, 2004 and the Ontario technicians went on strike on March 24, 2005. During the week of April 4, 2005, a final offer was made to both the Ontario and Québec technicians. The offer was rejected by the Ontario technicians who continue to be on strike, while the Québec technicians approved the new collective agreement. Although Bell Canada has implemented a number of measures seeking to minimize disruptions and ensure that customers continue to receive normal service in Ontario, there is no assurance that service to Bell Canada’s customers will not be adversely affected should the strike in Ontario continue.

Software and system upgrades

As indicated in the BCE 2004 AIF, many aspects of the BCE group companies’ businesses including, but not limited to, customer billing, depend to a large extent on various IP systems and software, which must be improved and upgraded on a regular basis and replaced from time to time. For example, last year, Bell Mobility migrated its wireless customers to a new billing platform which provided additional features and functionality and which also enabled the consolidation of wireless into a single bill. As we addressed accounts receivable concerns related to this billing system migration in the first quarter of 2005, we cancelled a number of post-paid subscriber accounts which were in default of our credit policy, but to whom we had granted payment extensions or term payment options as a result of billing delays, and we increased our allowance for doubtful accounts. Although we believe that the adjustments made to our post-paid subscriber base in the first quarter of 2005 reflect non-paying subscriber accounts relating to our billing conversion, there is a risk that there could be additional cancellations of post-paid subscriber accounts, leading to a possible increase in churn and wireless bad debt expense.

Risks That Could Affect Certain BCE Group Companies

Bell Canada companies

Changes to Wireline Regulation

Retail quality of service indicators
On March 24, 2005, the CRTC released Decision 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services. For Bell Canada, the amount of the potential penalty could be as much as approximately $251 million annually. For the initial period of July 1, 2002 to December 31, 2004, Bell Canada was not required to pay any penalty. For Aliant, the CRTC determined that it did not meet certain service standards during the period January 1, 2004 to December 31, 2004. Aliant has applied to the CRTC for an exclusion from having to pay a penalty due to its labour disruption last year, as allowed for in the decision.

Allstream and Call-Net application concerning customer-specific arrangements
As indicated in the BCE 2004 AIF, on January 23, 2004, Allstream Inc. and Call-Net Enterprises Inc. filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements that were filed with the CRTC but not yet approved. On April 7, 2005, the CRTC issued its decision denying their application.

25    Bell Canada Enterprises 2005 Quarterly Report

Management’s Discussion and Analysis

Application Seeking Consistent Regulation
On April 4, 2005, the CRTC issued a decision concerning the 9-1-1 obligations of VoIP service providers. The CRTC announced that it will issue its decision on the balance of the issues related to the regulatory framework for VoIP on or before May 12, 2005.

.Forbearance from regulation of local exchange services
On April 28, 2005, the CRTC issued a public notice asking for comments on a framework for forbearance from the regulation of residential and business local exchange services offered by the incumbent telephone companies. The rules resulting from this public notice are intended to clarify the conditions under which Bell Canada and the other incumbent telephone companies will be able to seek regulatory forbearance for local exchange services. The CRTC will also address Aliant’s April 2004 application which requested forbearance from the regulation of specified residential wireline local services in 32 exchanges. The CRTC plans to issue a decision in March 2006. Bell Canada’s and the other incumbent telephone companies’ flexibility to compete could be adversely affected in the event that the CRTC, in its decision, establishes onerous conditions to be satisfied in order for the incumbent telephone companies to obtain regulatory forbearance of residential and business local exchange services.

Price floor safeguards for retail services
On April 29, 2005, the CRTC issued its decision on price floor safeguards (minimum prices for the regulated services of incumbent telephone companies) and other related issues. In this decision, the CRTC rejected most of its preliminary proposals (set out in its October 23, 2003 public notice on changes to minimum prices) to change the pricing and bundling rules that apply to the incumbent telephone companies and modified others. The CRTC’s preliminary proposals, if implemented, would have resulted in significantly higher price floors for services offered to residential, small and medium business and enterprise customers. The CRTC also denied an application by Rogers Communications Inc. to prohibit the incumbent telephone companies from bundling residential tariffed services with forborne services.

Notably, the CRTC made no changes to the imputation test (a test that must be satisfied based on studies that demonstrate that revenues derived from a service exceed its costs) requirements for customer-specific arrangements, though it reminded the incumbent telephone companies to provide sufficient costing information in support of their tariff applications, in the format required by the CRTC, or risk a CRTC denial of such tariff applications.

Although the CRTC decision rejected most of its preliminary proposals, it made minor changes to the imputation tests to be satisfied by incumbent telephone companies with respect to stand-alone services, generally offered in bundles, and term and volume contracts. In some circumstances, the changes will, in the future, result in higher price floors for new services and bundles which could negatively limit Bell Canada’s ability to compete.

Wireless Number Portability
As indicated in the BCE 2004 AIF, the Government of Canada in its Budget 2005 announced that it intended to ask the CRTC to implement in Canada wireless number portability, which will enable customers to retain the same phone number when changing service provider within the same local serving area. The Government of Canada has defined wireless number portability as including the ability for customers to retain their telephone number when changing from wireline to wireless service providers and vice versa, as well as when changing between wireless service providers. On April 21, 2005, the Canadian Wireless Telecommunications Association (CWTA), of which Bell Mobility is a member, announced that the members of the CWTA agreed to implement wireless number portability in Canada. The CWTA also announced that it will contract an independent consultant to develop an implementation plan, expected to be completed by September 1, 2005.

26    Bell Canada Enterprises 2005 Quarterly Report

Bell ExpressVu

On March 31, 2005, the Québec Superior Court overruled the Court of Québec’s decision in R. v. D’Argy and Theriault and upheld the constitutional validity of the provisions of the Radiocommunication Act (Canada) making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals. The defendants have been granted leave to appeal the ruling of the Québec Superior Court to the Québec Court of Appeal.

Telesat

Telesat has placed launch insurance and one year of in-orbit insurance for Anik F1R covering its approximate book value.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
      The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2004 MD&A.
      We have not had any significant changes in the accounting standards or our accounting policies other than those described in the BCE 2004 MD&A.

27    Bell Canada Enterprises 2005 Quarterly Report

Consolidated Statements of Operations
FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions, except share amounts) (unaudited)	2005	2004

Operating revenues	4,859	4,638

Operating expenses	(2,921)	(2,794)
Amortization expense	(773)	(767)
Net benefit plans cost (Note 3)	(103)	(63)
Restructuring and other items (Note 4)	4	(3)

Total operating expenses	(3,793)	(3,627)

Operating income	1,066	1,011
Other income	7	36
Interest expense	(247)	(252)

Pre-tax earnings from continuing operations	826	795
Income taxes	(271)	(262)
Non-controlling interest	(63)	(48)

Earnings from continuing operations	492	485
Discontinued operations	(1)	3

Net earnings	491	488
Dividends on preferred shares	(17)	(18)

Net earnings applicable to common shares	474	470

Net earnings per common share – basic
Continuing operations	0.51	0.51
Discontinued operations	–	–
Net earnings	0.51	0.51
Net earnings per common share – diluted
Continuing operations	0.51	0.51
Discontinued operations	–	–
Net earnings	0.51	0.51
Dividends per common share	0.33	0.30
Average number of common shares outstanding – basic (millions)	926.2	924.1

Consolidated Statements of Deficit
FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	2005	2004

Balance at beginning of period, as previously reported	(5,424)	(5,837)
Accounting policy change (Note 1)	(8)	(8)

Balance at beginning of period, as restated	(5,432)	(5,845)
Net earnings	491	488
Dividends declared on preferred shares	(17)	(18)
Dividends declared on common shares	(306)	(277)
Other	–	(1)

Balance at end of period	(5,264)	(5,653)

28    Bell Canada Enterprises 2005 Quarterly Report

Consolidated Balance Sheets
	MARCH 31,	DECEMBER 31,
(in $ millions) (unaudited)	2005	2004

Assets
Current assets
Cash and cash equivalents	526	380
Accounts receivable	2,074	2,096
Other current assets	1,364	1,212

Total current assets	3,964	3,688
Capital assets	21,376	21,398
Other long-term assets	2,747	2,656
Indefinite-life intangible assets	2,951	2,916
Goodwill	8,482	8,413
Non-current assets of discontinued operations	50	50

Total assets	39,570	39,121

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,313	3,692
Interest payable	283	183
Dividends payable	325	297
Debt due within one year	1,428	1,276

Total current liabilities	5,349	5,448
Long-term debt	12,280	11,809
Other long-term liabilities	4,819	4,932

Total liabilities	22,448	22,189

Non-controlling interest	2,914	2,908

Shareholders’ equity
Preferred shares	1,670	1,670

Common shareholders’ equity
Common shares	16,790	16,781
Contributed surplus	1,065	1,061
Deficit	(5,264)	(5,432)
Currency translation adjustment	(53)	(56)

Total common shareholders’ equity	12,538	12,354

Total shareholders’ equity	14,208	14,024

Total liabilities and shareholders’ equity	39,570	39,121

29    Bell Canada Enterprises 2005 Quarterly Report

Consolidated Statements of Cash Flows
FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	2005	2004

Cash flows from operating activities
Earnings from continuing operations	492	485
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	773	767
Net benefit plans cost	103	63
Restructuring and other items	(4)	3
Net gains on investments	(2)	(5)
Future income taxes	109	54
Non-controlling interest	63	48
Contributions to employee pension plans	(94)	(29)
Other employee future benefit plan payments	(23)	(24)
Payments of restructuring and other items	(101)	(19)
Operating assets and liabilities	(377)	(83)

Cash flows from operating activities	939	1,260

Cash flows from investing activities
Capital expenditures	(737)	(681)
Business acquisitions	(83)	(59)
Business dispositions	–	16
Change in investments accounted for under the cost and equity methods	(126)	6
Other investing activities	(15)	19

Cash flows used in investing activities	(961)	(699)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	(155)	19
Issue of long-term debt	785	1,326
Repayment of long-term debt	(84)	(934)
Issue of common shares	9	4
Issue of equity securities by subsidiaries to non-controlling interest	–	7
Redemption of equity securities by subsidiaries from non-controlling interest	(17)	(42)
Cash dividends paid on common shares	(278)	(277)
Cash dividends paid on preferred shares	(21)	(22)
Cash dividends paid by subsidiaries to non-controlling interest	(50)	(43)
Other financing activities	(30)	(48)

Cash flows from (used in) financing activities	159	(10)

Cash provided by continuing operations	137	551
Cash provided by discontinued operations	9	238

Net increase in cash and cash equivalents	146	789
Cash and cash equivalents at beginning of period	380	722

Cash and cash equivalents at end of period	526	1,511

Consists of:
Cash and cash equivalents of continuing operations	526	1,135
Cash and cash equivalents of discontinued operations	–	376

Total	526	1,511

30    Bell Canada Enterprises 2005 Quarterly Report

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2004, on pages 82 to 121 of BCE Inc.’s 2004 annual report.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

Note 1: Significant accounting policies

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2004, except as noted below.

Comparative figures

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.

We have restated financial information for previous periods to reflect:

  the change in accounting policy for Aliant Inc.’s (Aliant) method of recognizing revenues and expenses in our directory business effective January 2005, as described below the change in classification to discontinued operations for minor business dispositions.

Change in accounting policy

Effective January 1, 2005, we defer and amortize revenues and expenses from Aliant’s directory business over the period of circulation, which is usually 12 months. Prior to January 1, 2005, we recognized revenues and expenses from Aliant’s directory business on the publication date. The impact on our consolidated statements of operations for the three months ended March 31, 2005 and the comparative period was negligible and we did not restate the statements of operations for prior periods. At December 31, 2004, this resulted in:

  a decrease of $23 million in accounts receivable

  an increase of $1 million in other current assets

  a decrease of $8 million in accounts payable and accrued liabilities a decrease of $6 million in non-controlling interest

  an increase of $8 million in the deficit.

31    Bell Canada Enterprises 2005 Quarterly Report

Notes to Consolidated Financial Statements
Note 2: Segmented information The table below is a summary of financial information by segment.
FOR THE THREE MONTHS ENDED MARCH 31		2005	2004

Operating revenues
Consumer	External	1,839	1,813
	Inter-segment	17	12

		1,856	1,825

Business	External	1,434	1,354
	Inter-segment	44	81

		1,478	1,435

Aliant	External	488	464
	Inter-segment	36	40

		524	504

Other Bell Canada	External	434	438
	Inter-segment	45	36

		479	474

Inter-segment eliminations – Bell Canada		(128)	(132)

Bell Canada		4,209	4,106

Other BCE	External	664	569
	Inter-segment	84	82

		748	651

Inter-segment eliminations – Other		(98)	(119)

Total operating revenues		4,859	4,638

Operating income
Consumer		526	526
Business		240	241
Aliant		87	82
Other Bell Canada		129	111

Bell Canada		982	960
Other BCE		84	51

Total operating income		1,066	1,011
Other income		7	36
Interest expense		(247)	(252)
Income taxes		(271)	(262)
Non-controlling interest		(63)	(48)

Earnings from continuing operations		492	485

32    Bell Canada Enterprises 2005 Quarterly Report

Note 3: Employee benefit plans The table below shows the components of the net benefit plans cost.
	PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2005	2004	2005	2004

Current service cost	60	60	9	8
Interest cost on accrued benefit obligation	219	201	27	26
Expected return on plan assets	(237)	(237)	(2)	(2)
Amortization of past service costs	2	2	–	–
Amortization of net actuarial losses	26	8	–	–
Amortization of transitional (asset) obligation	(1)	(11)	6	7
Increase (decrease) in valuation allowance	(6)	1	–	–

Net benefit plans cost	63	24	40	39

Comprised of:
Defined benefit plans cost	56	21	40	39
Defined contribution plans cost	7	3	–	–

The table below shows the amounts we contributed to the defined benefit and defined contribution plans and the payments made to beneficiaries under other employee future benefit plans.
	PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2005	2004	2005	2004

Aliant	81	19	1	1
Bell Canada	7	5	22	23
Bell Globemedia	4	3	–	–
BCE Inc.	2	2	–	–

Total	94	29	23	24

Comprised of:
Contributions to defined benefit plans	91	26	23	24
Contributions to defined contribution plans	3	3	–	–

Note 4: Restructuring and other items Employee departure programs The table below provides an update on the liability relating to the employee departure programs which were implemented in 2004.
			CONSO-
	BELL CANADA	ALIANT	LIDATED

Balance in accounts payable and accrued liabilities at December 31, 2004	120	67	187
Less:
Cash payments	(48)	(33)	(81)
Reversal of excess provision	(25)	–	(25)

Balance in accounts payable and accrued liabilities at March 31, 2005	47	34	81

33    Bell Canada Enterprises 2005 Quarterly Report

Notes to Consolidated Financial Statements

During the first quarter of 2005, we recorded a pre-tax charge of $21 million primarily for relocating employees and closing real estate facilities that are no longer needed because of the employee departure program. We expect to spend approximately $45 million in the future for similar costs that will be expensed as incurred. These charges were offset by a credit of $25 million relating to the reversal of restructuring provisions that were no longer necessary since the actual payments were lower than estimated.

Note 5: Stock-based compensation plans

Restricted share units (RSUs)

The table below is a summary of the status of RSUs.

NUMBER OF
RSUs

Outstanding, January 1, 2005	1,996,522
Granted	187,130
Dividends credited	20,032
Expired/forfeited	(30,625)

Outstanding, March 31, 2005	2,173,059

Vested, March 31, 2005	–

For the three months ended March 31, 2005 and March 31, 2004, we recorded compensation expense for RSUs of $9 million and $4 million, respectively.

BCE Inc. stock options

The table below is a summary of the status of BCE Inc.’s stock option programs.

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2005	28,481,679	$32
Granted	477,524	$29
Exercised	(438,096)	$20
Expired/forfeited	(311,069)	$35

Outstanding, March 31, 2005	28,210,038	$32

Exercisable, March 31, 2005	17,500,109	$34

34    Bell Canada Enterprises 2005 Quarterly Report

Assumptions used in stock option pricing model The table below shows the assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.
FOR THE PERIOD ENDED MARCH 31	2005	2004

Compensation expense ($ millions)	6	8
Number of stock options granted	477,524	5,394,776
Weighted average fair value per option granted ($)	3	3
Weighted average assumptions
Dividend yield	4.5%	4.0%
Expected volatility	24%	27%
Risk-free interest rate	3.3%	3.1%
Expected life (years)	3.6	3.5

Note 6: Subsequent events

Bell Canada International Inc. (BCI) loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment.
      The dividend rate on the preferred shares is equal to 5.1% which is essentially the same as the interest rate on the loan. This transaction is part of a tax loss consolidation strategy that follows the transaction steps laid out in an advanced tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI.
      3787915 Canada Inc. has the legal right to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. Since 3787915 Canada Inc. intends to do this, we will present these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense will be presented as a reduction of income tax expense.

Teleglobe Lending Syndicate Lawsuit

As indicated in Note 24 to BCE’s audited Consolidated Financial Statements for the year ended December 31, 2004, a lawsuit was filed in the Ontario Superior Court of Justice on July 12, 2002 against BCE Inc. by certain of the members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate. BNP Paribas (Canada), which had advanced approximately US $50M to Teleglobe, notified BCE Inc. that it will shortly file a notice of discontinuance with the Court and will therefore no longer be a plaintiff in this action. Following such discontinuance, the damages sought by the remaining plaintiffs will amount to approximately US $1.04 billion (down from approximately US $1.09 billion), plus interest and costs, representing approximately 83% (down from approximately 87%) of the US $1.25 billion that the members of the lending syndicate advanced to Teleglobe and Teleglobe Holdings (U.S.) Corporation.

35    Bell Canada Enterprises 2005 Quarterly Report

BCE Inc.

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal (Québec)
H3B 4Y7
www.bce.ca

Communications
e-mail: bcecomms@bce.ca
tel: 1 888 932-6666
fax: (514) 870-4385

This document has been filed by BCE Inc. with
Canadian securities commissions and the U.S. Securities
and Exchange Commission. It can be found on
BCE Inc.’s Web site at www.bce.ca, on SEDAR at
www.sedar.com and on EDGAR at www.sec.gov
or is available upon request from:

Investor Relations
e-mail: investor.relations@bce.ca
tel: 1 800 339-6353
fax: (514) 786-3970

For further information concerning the Dividend
Reinvestment and Stock Purchase Plan (DRP),
direct deposit of dividend payments, the elimination
of multiple mailings or the receipt of quarterly reports,
please contact:

Computershare Trust
Company of Canada
100 University Avenue,
9th Floor,
Toronto, Ontario
M5J 2Y1
tel: (514) 982-7555
or 1 800 561-0934
fax: (416) 263-9394
or 1 888 453-0330
e-mail: bce@computershare.com

PRINTED IN CANADA
05-04 BCE-1E

BCE Investor Relations

Thane Fotopoulos	514-870-4619	thane.fotopoulos@bell.ca
Vincent Surette	514-870-4613	vincent.surette@bell.ca
George Walker	514-870-2488	george.walker@bell.ca

BCE Consolidated(1)
Consolidated Operational Data

	Q1	Q1
($ millions, except per share amounts)	2005	2004	$ change	% change

Operating revenues	4,859	4,638	221	4.8%
Operating expenses	(2,921)	(2,794)	(127)	(4.5%	)

EBITDA(2)	1,938	1,844	94	5.1%
EBITDA margin(3)	39.9%	39.8%		0.1 pts.
Amortization expense	(773)	(767)	(6)	(0.8%	)
Net benefit plans cost	(103)	(63)	(40)	(63.5%	)
Restructuring and other items	4	(3)	7	n.m.

Operating income	1,066	1,011	55	5.4%
Other income	7	36	(29)	(80.6%	)
Interest expense	(247)	(252)	5	2.0%

Pre-tax earnings from continuing operations	826	795	31	3.9%
Income taxes	(271)	(262)	(9)	(3.4%	)
Non-controlling interest	(63)	(48)	(15)	(31.3%	)

Earnings from continuing operations	492	485	7	1.4%
Discontinued operations	(1)	3	(4)	n.m.

Net earnings	491	488	3	0.6%
Dividends on preferred shares	(17)	(18)	1	5.6%

Net earnings applicable to common shares	474	470	4	0.9%.

Net earnings per common share - basic
Continuing operations	$0.51	$0.51	$-	0.0%
Discontinued operations	$-	$-	$-	n.m.
Net earnings	$0.51	$0.51	$-	0.0%
Net earnings per common share - diluted
Continuing operations	$0.51	$0.51	$-	0.0%
Discontinued operations	$-	$-	$-	n.m.
Net earnings	$0.51	$0.51	$-	0.0%
Dividends per common share	$0.33	$0.30	$0.03	10.0%
Average number of common shares outstanding — basic (millions)	926.2	924.1

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	1	-
Discontinued operations	(1)	7
Restructuring and other items	2	(1)

Total	2	6
Impact on net earnings per share	$-	$0.01

EPS before net gains (losses) on investments and restructuring and other items(2)	$0.51	$0.50	$ 0.01	2.0%

n.m. : not meaningful

BCE Inc. Supplementary Financial Information - First Quarter 2005 Page 2

BCE Consolidated(1)
Consolidated Operational Data — Historical Trend

		Total
($ millions, except per share amounts)	Q1 05	2004	Q4 04	Q3 04	Q2 04	Q1 04

Operating revenues	4,859	19,181	4,986	4,778	4,779	4,638
Operating expenses	(2,921)	(11,617)	(3,155)	(2,842)	(2,826)	(2,794)

EBITDA(2)	1,938	7,564	1,831	1,936	1,953	1,844
EBITDA margin(3)	39.9%	39.4%	36.7%	40.5%	40.9%	39.8%
Amortization expense	(773)	(3,108)	(803)	(769)	(769)	(767)
Net benefit plans cost	(103)	(256)	(67)	(61)	(65)	(63)
Restructuring and other items	4	(1,224)	(126)	(1,081)	(14)	(3)

Operating income	1,066	2,976	835	25	1,105	1,011
Other income	7	411	18	333	24	36
Interest expense	(247)	(1,005)	(247)	(253)	(253)	(252)

Pre-tax earnings from continuing operations	826	2,382	606	105	876	795
Income taxes	(271)	(710)	(199)	44	(293)	(262)
Non-controlling interest	(63)	(174)	(40)	(47)	(39)	(48)

Earnings from continuing operations	492	1,498	367	102	544	485
Discontinued operations	(1)	26	(2)	(2)	27	3

Net earnings before extraordinary gain	491	1,524	365	100	571	488
Extraordinary gain	-	69	69	-	-	-

Net earnings	491	1,593	434	100	571	488
Dividends on preferred shares	(17)	(70)	(17)	(18)	(17)	(18)

Net earnings applicable to common shares	474	1,523	417	82	554	470

Net earnings per common share - basic
Continuing operations	$0.51	$1.55	$0.38	$0.09	$0.57	$0.51
Discontinued operations	$-	$0.03	$-	$-	$0.03	$-
Extraordinary gain	$-	$0.07	$0.07	$-	$-	$-
Net earnings	$0.51	$1.65	$0.45	$0.09	$0.60	$0.51
Net earnings per common share - diluted
Continuing operations	$0.51	$1.55	$0.38	$0.09	$0.57	$0.51
Discontinued operations	$-	$0.03	$-	$-	$0.03	$-
Extraordinary gain	$-	$0.07	$0.07	$-	$-	$-
Net earnings	$0.51	$1.65	$0.45	$0.09	$0.60	$0.51
Dividends per common share	$0.33	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding - basic (millions)	926.2	924.6	925.3	924.6	924.3	924.1

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	1	389	64	325	-	-
Discontinued operations	(1)	34	(2)	(2)	31	7
Restructuring and other items	2	(772)	(62)	(725)	16	(1)

Total	2	(349)	-	(402)	47	6
Impact on net earnings per share	$-	$(0.37)	$-	$(0.43)	$0.05	$0.01

EPS before net gains (losses) on investments and restructuring and other items(2)	$0.51	$2.02	$0.45	$0.52	$0.55	$0.50

BCE Inc. Supplementary Financial Information - First Quarter 2005 Page 3

BCE Consolidated(1)
Segmented Data

	Q1	Q1
($ millions, except where otherwise indicated)	2005	2004	$ change	% change

Revenues
Consumer	1,856	1,825	31	1.7%
Business	1,478	1,435	43	3.0%
Aliant	524	504	20	4.0%
Other Bell Canada	479	474	5	1.1%
Inter-segment eliminations	(128)	(132)	4	3.0%

Total Bell Canada	4,209	4,106	103	2.5%
Other BCE
Bell Globemedia	356	342	14	4.1%
Advertising	261	249	12	4.8%
Subscriber	77	74	3	4.1%
Production and Sundry	18	19	(1)	(5.3%	)
Telesat	108	84	24	28.6%
CGI	273	214	59	27.6%
Other	11	11	-	0.0%

Total Other BCE	748	651	97	14.9%
Inter-segment eliminations	(98)	(119)	21	17.6%

Total revenues	4,859	4,638	221	4.8%

Operating income
Consumer	526	526	-	0.0%
Business	240	241	(1)	(0.4%	)
Aliant	87	82	5	6.1%
Other Bell Canada	129	111	18	16.2%

Total Bell Canada	982	960	22	2.3%
Other BCE
Bell Globemedia	64	40	24	60.0%
Telesat	37	31	6	19.4%
CGI	25	21	4	19.0%
Other	(42)	(41)	(1)	(2.4%	)

Total Other BCE	84	51	33	64.7%

Total operating income	1,066	1,011	55	5.4%

Capital expenditures(4)
Consumer	363	262	(101)	(38.5%	)
Business	174	197	23	11.7%
Aliant	82	85	3	3.5%
Other Bell Canada	47	46	(1)	(2.2%	)

Total Bell Canada	666	590	(76)	(12.9%	)
Other BCE
Telesat	54	65	11	16.9%
Other	17	26	9	34.6%	)

Total capital expenditures	737	681	(56)	(8.2%)

BCE Inc.      Supplementary Financial Information - First Quarter 2005     Page 4

BCE Consolidated(1)
Segmented Data — Historical Trend

		Total
($ millions, except where otherwise indicated)	Q1 05	2004	Q4 04	Q3 04	Q2 04	Q1 04

Revenues
Consumer	1,856	7,502	1,911	1,908	1,858	1,825
Business	1,478	5,851	1,535	1,440	1,441	1,435
Aliant	524	2,033	506	497	526	504
Other Bell Canada	479	1,939	511	486	468	474
Inter-segment eliminations	(128)	(538)	(160)	(125)	(121)	(132)

Total Bell Canada	4,209	16,787	4,303	4,206	4,172	4,106
Other BCE
Bell Globemedia	356	1,420	405	302	371	342
Advertising	261	1,041	306	209	277	249
Subscriber	77	298	77	73	74	74
Production and Sundry	18	81	22	20	20	19
Telesat	108	362	102	91	85	84
CGI	273	1,007	271	274	248	214
Other	11	60	19	12	18	11

Total Other BCE	748	2,849	797	679	722	651
Inter-segment eliminations	(98)	(455)	(114)	(107)	(115)	(119)

Total revenues	4,859	19,181	4,986	4,778	4,779	4,638

Operating income
Consumer	526	2,119	464	569	560	526
Business	240	896	183	245	227	241
Aliant	87	268	23	71	92	82
Other Bell Canada	129	(588)	61	(898)	138	111

Total Bell Canada	982	2,695	731	(13)	1,017	960
Other BCE
Bell Globemedia	64	240	103	23	74	40
Telesat	37	141	37	39	34	31
CGI	25	94	24	24	25	21
Other	(42)	(194)	(60)	(48)	(45)	(41)

Total Other BCE	84	281	104	38	88	51

Total operating Income	1,066	2,976	835	25	1,105	1,011

Capital expenditures(4)
Consumer	363	1,481	459	406	354	262
Business	174	898	289	154	258	197
Aliant	82	295	114	51	45	85
Other Bell Canada	47	352	123	125	58	46

Total Bell Canada	666	3,026	985	736	715	590
Other BCE
Telesat	54	257	40	64	88	65
Other	17	81	21	11	23	26

Total capital expenditures	737	3,364	1,046	811	826	681

BCE Inc.     Supplementary Financial Information - First Quarter 2005     Page 5

BCE Consolidated(1)
Consolidated Balance Sheet Data

	March 31	December 31
($ millions, except where otherwise indicated)	2005	2004

ASSETS
Current assets
Cash and cash equivalents	526	380
Accounts receivable	2,074	2,096
Other current assets	1,364	1,212

Total current assets	3,964	3,688
Capital assets	21,376	21,398
Other long-term assets	2,747	2,656
Indefinite-life intangible assets	2,951	2,916
Goodwill	8,482	8,413
Non-current assets of discontinued operations	50	50

Total assets	39,570	39,121

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,313	3,692
Interest payable	283	183
Dividends payable	325	297
Debt due within one year	1,428	1,276

Total current liabilities	5,349	5,448
Long-term debt	12,280	11,809
Other long-term liabilities	4,819	4,932

Total liabilities	22,448	22,189

Non-controlling interest	2,914	2,908

SHAREHOLDERS’ EQUITY
Preferred shares	1,670	1,670

Common shareholders’ equity
Common shares	16,790	16,781
Contributed surplus	1,065	1,061
Deficit	(5,264)	(5,432)
Currency translation adjustment	(53)	(56)

Total common shareholders’ equity	12,538	12,354

Total shareholders’ equity	14,208	14,024

Total liabilities and shareholders’ equity	39,570	39,121

Number of common shares outstanding	926.4	925.9

Total Net Debt	13,182	12,705
Total Capitalization	30,304	29,637

Key ratios

Net debt : Total Capitalization	43.5%	42.9%
Net debt : Trailing 12 month EBITDA	1.72	1.68
EBITDA : Interest (trailing 12 month)	7.66	7.53

BCE Inc.     Supplementary Financial Information - First Quarter 2005     Page 6

BCE Consolidated
Consolidated Cash Flow Data

	Q1	Q1
($ millions, except where otherwise indicated)	2005	2004	$ change

Cash flows from operating activities
Earnings from continuing operations	492	485	7
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	773	767	6
Net benefit plans cost	103	63	40
Restructuring and other items	(4)	3	(7)
Net gains on investments	(2)	(5)	3
Future income taxes	109	54	55
Non-controlling interest	63	48	15
Contributions to employee pension plans	(94)	(29)	(65)
Other employee future benefit plan payments	(23)	(24)	1
Payments of restructuring and other items	(101)	(19)	(82)
Operating assets and liabilities	(377)	(83)	(294)

	939	1,260	(321)

Capital expenditures	(737)	(681)	(56)
Other investing activities	(15)	19	(34)
Cash dividends paid on preferred shares	(21)	(22)	1
Cash dividends paid by subsidiaries to non-controlling interest	(50)	(43)	(7)

Free Cash Flow from operations, before common dividends(2)	116	533	(417)
Cash dividends paid on common shares	(278)	(277)	(1)

Free Cash Flow from operations, after common dividends(2)	(162)	256	(418)
Business acquisitions	(83)	(59)	(24)
Business dispositions	-	16	(16)
Change in investments accounted for under the cost and equity methods	(126)	6	(132)

Free Cash Flow after investments and divestitures	(371)	(58)	(313)

Other financing activities
Increase (decrease) in notes payable and bank advances	(155)	19	(174)
Issue of long-term debt	785	1,326	(541)
Repayment of long-term debt	(84)	(934)	850
Issue of common shares	9	4	5
Issue of equity securities by subsidiaries to non-controlling interest	-	7	(7)
Redemption of equity securities by subsidiaries from non-controlling interest	(17)	(42)	25
Other financing activities	(30)	(48)	18

	508	332	176

Cash provided by continuing operations	137	551	(414)
Cash provided by discontinued operations	9	238	(229)

Net increase in cash and cash equivalents	146	789	(643)
Cash and cash equivalents at beginning of period	380	722	(342)

Cash and cash equivalents at end of period	526	1,511	(985)
Consists of:
Cash and cash equivalents of continuing operations	526	1,135	(609)
Cash and cash equivalents of discontinued operations	-	376	(376)

Total	526	1,511	(985)

Other information

Capital expenditures as a percentage of revenues	15.2%	14.7%	(0.5) pts
Cash flow per share(5)	$0.22	$0.63	$(0.41)
Annualized cash flow yield(6)	1.7%	8.4%	(6.7) pts
Common dividend payout	58.6%	58.9%	(0.3) pts

BCE Inc.     Supplementary Financial Information - First Quarter 2005     Page 7

BCE Consolidated
Consolidated Cash Flow Data — Historical Trend

($ millions, except where otherwise indicated)	Q1 05	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04

Cash flows from operating activities
Earnings from continuing operations	492	1,498	367	102	544	485
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	773	3,108	803	769	769	767
Net benefit plans cost	103	256	67	61	65	63
Restructuring and other items	(4)	1,224	126	1,081	14	3
Net (gains) losses on investments	(2)	(319)	12	(325)	(1)	(5)
Future income taxes	109	(34)	62	(183)	33	54
Non-controlling interest	63	174	40	47	39	48
Contributions to employee pension plans	(94)	(112)	(24)	(32)	(27)	(29)
Other employee future benefit plan payments	(23)	(81)	(22)	(13)	(22)	(24)
Payments of restructuring and other items	(101)	(253)	(214)	(12)	(8)	(19)
Operating assets and liabilities	(377)	58	90	333	(282)	(83)

	939	5,519	1,307	1,828	1,124	1,260

Capital expenditures	(737)	(3,364)	(1,046)	(811)	(826)	(681)
Other investing activities	(15)	124	(9)	(2)	116	19
Cash dividends paid on preferred shares	(21)	(85)	(21)	(21)	(21)	(22)
Cash dividends paid by subsidiaries to non-controlling interest	(50)	(188)	(49)	(44)	(52)	(43)

Free Cash Flow from operations, before common dividends (2)	116	2,006	182	950	341	533
Cash dividends paid on common shares	(278)	(1,108)	(277)	(277)	(277)	(277)

Free Cash Flow from operations, after common dividends (2)	(162)	898	(95)	673	64	256
Business acquisitions	(83)	(1,299)	(347)	(646)	(247)	(59)
Business dispositions	-	20	-	4	-	16
Change in investments accounted for under the cost and equity methods	(126)	655	(38)	695	(8)	6

Free Cash Flow after investments and divestitures	(371)	274	(480)	726	(191)	219

Other financing activities
Increase (decrease) in notes payable and bank advances	(155)	130	7	173	(69)	19
Issue of long-term debt	785	1,521	111	10	74	1,326
Repayment of long-term debt	(84)	(2,391)	(641)	(98)	(718)	(934)
Issue of common shares	9	32	16	8	4	4
Issue of equity securities and convertible debentures by subsidiaries to non-controlling interest	-	8	1	-	-	7
Redemption of equity securities by subsidiaries from non-controlling interest	(17)	(58)	-	(4)	(12)	(42)
Other financing activities	(30)	(51)	(17)	(18)	32	(48)

	508	(809)	(523)	71	(689)	332

Cash provided by (used in) continuing operations	137	(535)	(1,003)	797	(880)	551
Cash provided by (used in) discontinued operations	9	193	(3)	12	(54)	238

Net increase (decrease) in cash and cash equivalents	146	(342)	(1,006)	809	(934)	789
Cash and cash equivalents at beginning of period	380	722	1,386	577	1,511	722

Cash and cash equivalents at end of period	526	380	380	1,386	577	1,511

Consists of:
Cash and cash equivalents of continuing operations	526	380	380	1,386	577	1,135
Cash and cash equivalents of discontinued operations	-	-	-	-	-	376

Total	526	380	380	1,386	577	1,511

Other information
Capital expenditures as a percentage of revenues	15.2%	17.5%	21.0%	17.0%	17.3%	14.7%
Cash flow per share (5)	$ 0.22	$ 2.33	$ 0.28	$ 1.10	$ 0.32	$ 0.63
Annualized cash flow yield (6)	1.7%	7.5%	2.7%	15.1%	5.5%	8.4%
Common dividend payout	58.6%	72.8%	66.4%	337.8%	50.0%	58.9%

BCE Inc. Supplementary Financial Information - First Quarter 2005 Page 8

Proportionate Net Debt, Preferreds and EBITDA

BCE Corporate and Bell Canada Net debt and preferreds

At March 31, 2005 ($ millions, except where otherwise indicated)	Bell Canada (excl. Aliant)	Aliant	Bell Canada Statutory	Inter- company eliminations	Total Bell Canada	BCE Inc. Corporate

Cash and cash equivalents	(110)	(198)	(308)		(308)	(1)
Long-term debt	8,914	743	9,657	(371)	9,286	2,000
Debt due within one year	1,478	156	1,634	(300)	1,334	-
Long-term note receivable from BCH	(498)	-	(498)	498	-	-
PPA fair value increment(7)					110	-

Net debt	9,784	701	10,485	(173)	10,422	1,999
Preferred shares - Bell Canada (8)	1,100		1,100		1,100	-
Preferred shares - Aliant (8)		172	172		172	-
Perpetual Preferred shares - BCE	-	-	-		-	1,670
Nortel common shares at market	-	-	-		-	(46)

Net debt and preferreds	10,884	873	11,757	(173)	11,694	3,623

Proportionate net debt and preferreds, Trailing EBITDA

For the quarter ended March 31 , 2005 ($ millions, except where otherwise indicated)	% owned by BCE	Proportionate net debt and preferreds	TOTAL EBITDA					PROPORTIONATE EBITDA

			Q1 05	Q4 04	Q3 04	Q2 04	Trailing	Q1 05	Q4 04	Q3 04	Q2 04	Trailing

Bell Canada (excluding Aliant)	100%	10,821 *	1,605	1,469	1,669	1,612	6,355	1,605	1,469	1,669	1,612	6,355
Aliant	53.2%	464	210	210	187	209	816	112	112	99	112	435

Total Bell Canada Consolidated		11,285	1,815	1,679	1,856	1,821	7,171	1,717	1,581	1,768	1,724	6,790
OtherBCE
Bell Globemedia	68.5%	355	83	124	43	93	343	49	73	22	54	198
Telesat	100%	242	63	60	60	54	237	63	60	60	54	237
CGI	29.1%	55	37	40	38	37	152	37	40	38	37	152
Corporate and other	100%	3,619	(37)	(47)	(35)	(31)	(150)	(37)	(47)	(35)	(31)	(150)

Total Other BCE		4,271	146	177	106	153	582	112	126	85	114	437
Inter-segment eliminations			(23)	(25)	(26)	(21)	(95)	(23)	(25)	(26)	(21)	(95)

Total		15,556	1,938	1,831	1,936	1,953	7,658	1,806	1,682	1,827	1,817	7,132

* Bell Canada (excl. Aliant) net debt and preferred of $10,884 million less $173 million of inter-company eliminations plus $110 million upon consolidation (PPA fair value increment).

BCE Inc. Supplementary Financial Information - First Quarter 2005 Page 9

Bell Canada Consolidated (1)
Operational Data

($ millions, except where otherwise indicated)	Q1 2005	Q1 2004	$ change	% change

Revenues
Local and access	1,368	1,379	(11)	(0.8%)
Long distance	538	606	(68)	(11.2%)
Wireless	713	651	62	9.5%
Data	951	892	59	6.6%
Video	221	207	14	6.8%
Terminal sales and other	418	371	47	12.7%

Total operating revenues	4,209	4,106	103	2.5%
Operating expenses	(2,394)	(2,351)	(43)	(1.8%)

EBITDA	1,815	1,755	60	3.4%

EBITDA margin (%)	43.1%	42.7%		0.4 pts

Amortization expense	(732)	(732)	-	0.0%
Net benefit plans cost	(106)	(60)	(46)	(76.7%)
Restructuring and other items	5	(3)	8	n.m.

Operating income	982	960	22	2.3%
Other income	11	30	(19)	(63.3%)
Interest expense	(206)	(220)	14	6.4%

Pre-tax earnings	787	770	17	2.2%
Income taxes	(229)	(196)	(33)	(16.8%)
Non-controlling interest	(16)	(10)	(6)	n.m.

Net Earnings	542	564	(22)	(3.9%)
Dividends on preferred shares	(14)	(16)	2	12.5%

Net earnings applicable to common shares	528	548	(20)	(3.6%)

Other information

Cash flow information
Free Cash Flow (FCF)
Cash from operating activities	860	1,195	(335)	(28.0%)
Capital expenditures	(666)	(590)	(76)	(12.9%)
Dividends and distributions	(422)	(503)	81	16.1%
Other investing items	(4)	(7)	3	n.m.

Total	(232)	95	(327)	n.m.

Capital expenditures as a percentage of revenues (%)	15.8%	14.4%		(1.4) pts

Balance Sheet Information	March 31	December 31
	2005	2004

Net Debt
Long-term debt	9,657	9,166
Debt due within one year	1,634	1,352
Less: Cash and cash equivalents	(308)	(32)

Total Net Debt	10,983	10,486
Non-controlling interest	1,202	1,229
Total shareholders' equity	9,796	9,670

Total Capitalization	21,981	21,385

Net Debt: Total Capitalization	50.0%	49.0%
Net Debt: Trailing 12 month EBITDA	1.53	1.47
EBITDA : Interest (trailing 12 month)	8.45	8.24

BCE Inc. Supplementary Financial Information - First Quarter 2005 Page 10

Bell Canada Consolidated (1)
Operational Data — Historical Trend

($ millions, except where otherwise indicated)	Q1 05	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04

Revenues
Local and access	1,368	5,572	1,397	1,395	1,401	1,379
Long distance	538	2,327	560	589	572	606
Wireless	713	2,818	742	727	698	651
Data	951	3,640	963	915	870	892
Video	221	850	219	213	211	207
Terminal sales and other	418	1,580	422	367	420	371

Total operating revenues	4,209	16,787	4,303	4,206	4,172	4,106
Operating expenses	(2,394)	(9,676)	(2,624)	(2,350)	(2,351)	(2,351)

EBITDA	1,815	7,111	1,679	1,856	1,821	1,755

EBITDA margin (%)	43.1%	42.4%	39.0%	44.1%	43.6%	42.7%

Amortization expense	(732)	(2,962)	(763)	(734)	(733)	(732)
Net benefit plans cost	(106)	(235)	(62)	(55)	(58)	(60)
Restructuring and other items	5	(1,219)	(123)	(1,080)	(13)	(3)

Operating income (loss)	982	2,695	731	(13)	1,017	960
Other income	11	183	20	114	19	30
Interest expense	(206)	(863)	(212)	(215)	(216)	(220)

Pre-tax earnings (loss)	787	2,015	539	(114)	820	770
Income taxes	(229)	(506)	(140)	75	(245)	(196)
Non-controlling interest	(16)	9	8	2	9	(10)

Net earnings (loss) before extraordinary gain	542	1,518	407	(37)	584	564
Extraordinary gain	-	69	69	-	-	-

Net earnings (loss)	542	1,587	476	(37)	584	564
Dividends on preferred shares	(14)	(60)	(11)	(16)	(17)	(16)

Net earnings (loss) applicable to common shares	528	1,527	465	(53)	567	548

Other information

Cash flow information
Free Cash Flow (FCF)
Cash from operating activities	860	5,333	1,293	1,756	1,089	1,195
Capital expenditures	(666)	(3,026)	(985)	(736)	(715)	(590)
Dividends and distributions	(422)	(1,736)	(351)	(445)	(437)	(503)
Other investing items	(4)	(15)	(8)	1	(1)	(7)

Total	(232)	556	(51)	576	(64)	95

Capital expenditures as a percentage of revenues (%)	15.8%	18.0%	22.9%	17.5%	17.1%	14.4%

Balance Sheet Information	March 31 2005		Dec. 31 2004

Net Debt
Long-term debt	9,657		9,166
Debt due within one year	1,634		1,352
Less: Cash and cash equivalents	(308)		(32)

Total Net Debt	10,983		10,486
Non-controlling interest	1,202		1,229
Total shareholders' equity	9,796		9,670

Total Capitalization	21,981		21,385

Net Debt: Total Capitalization	50.0%		49.0%
Net Debt : Trailing 12 month EBITDA	1.53		1.47
EBITDA : Interest (trailing 12 month)	8.45		8.24

BCE Inc. Supplementary Financial Information - First Quarter 2005 Page 11

Bell Canada Consolidated (1)
Statistical Data

	Q1 2004	Q1 2005	% change

Wireline
Local
Network access services (k)
Residential	8,332	8,476	(1.7%)
Business	4,513	4,541	(0.6%)

Total	12,845	13,017	(1.3%)

SmartTouch feature revenues ($M)	227	237	(4.2%)

Long Distance (LD)
Conversation minutes (M)	4,588	4,578	0.2%
Average revenue per minute ($)	0.107	0.120	(10.8%)

Data
Equivalent access lines (9) (k) - Ontario and Quebec
Digital equivalent access lines (k)	4,469	3,983	12.2%

Internet subscribers (10) (k)
High Speed Internet net activations (k)	128	110	16.4%
High Speed Internet subscribers (k)	1,936	1,568	23.5%
Dial-up Internet subscribers (k)	696	836	(16.7%)

	2,632	2,404	9.5%

Wireless
Cellular & PCS Net activations (k)
Pre-paid	42	23	82.6%
Post-paid	(5)	69	n.m.

	37	92	(59.8%)

Cellular & PCS subscribers (k)
Pre-paid	1,243	1,082	14.9%
Post-paid	3,719	3,422	8.7%

	4,962	4,504	10.2%

Average revenue per unit (ARPU) ($/month)	46	47	(2.1%)
Pre-paid	11	11	0.0%
Post-paid	57	59	(3.4%)

Churn (%) (average per month)	1.6%	1.3%	(0.3) pts
Pre-paid	1.8%	1.7%	(0.1) pts
Post-paid	1.6%	1.1%	(0.5) pts

Usage per subscriber (min/month)	n/a	223	n/a
Cost of acquisition (COA) (11) ($/sub)	373	455	18.0%
Wireless EBITDA ($ millions)	300	262	14.5%
Wireless EBITDA margin (12)	41.4%	39.6%	1.8 pts
Wireless capital expenditures ($ millions)	64	65	1.5%
Wireless capital expenditures as a percentage of revenue	9.0%	10.0%	1.0 pts

Paging subscribers (k)	404	493	(18.1%)
Paging average revenue per unit ($/month)	15	10	50.0%

Video (DTH and VDSL)
Total subscribers (k)	1,532	1,403	9.2%
Net subscriber activations (k)	29	16	81.3%
ARPU ($/month)	48	48	0.0%
COA ($/sub)	473	661	28.4%
Video EBITDA ($ millions)	4	1	n.m
Churn (%) (average per month)	0.8%	0.9%	0.1 pts

BCE Inc. Supplementary Financial Information - First Quarter 2005 Page 12

Bell Canada Consolidated (1)
Statistical Data - Historical Trend

	Q1 05	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04

Wireline
Local
Network access services (k)
Residential	8,332		8,392	8,427	8,390	8,476
Business	4,513		4,513	4,535	4,548	4,541

Total	12,845		12,905	12,962	12,938	13,017

SmartTouch feature revenues ($M)	227	939	233	234	235	237

Long Distance (LD)
Conversation minutes (M)	4,588	18,070	4,559	4,435	4,498	4,578
Average revenue per minute ($)	0.107	0.117	0.109	0.120	0.118	0.120

Data
Equivalent access lines (9) (k) - Ontario and Quebec
Digital equivalent access lines (k)	4,469		4,335	4,197	4,083	3,983

Internet subscribers (10) (k)
High Speed Internet net activations (k)	128	350	91	84	65	110
High Speed Internet subscribers (k)	1,936		1,808	1,717	1,633	1,568
Dial-up Internet subscribers (k)	696		743	775	807	836

	2,632		2,551	2,492	2,440	2,404

Wireless
Cellular & PCS Net activations (k)
Pre-paid	42	142	88	14	17	23
Post-paid	(5)	371	129	95	78	69

	37	513	217	109	95	92

Cellular & PCS subscribers (k)
Pre-paid	1,243		1,201	1,113	1,099	1,082
Post-paid	3,719		3,724	3,595	3,500	3,422

	4,962		4,925	4,708	4,599	4,504

Average revenue per unit (ARPU) ($/month)	46	49	50	50	50	47
Pre-paid	11	12	13	12	11	11
Post-paid	57	61	61	63	62	59

Churn (%) (average per month)	1.6%	1.3%	1.4%	1.2%	1.3%	1.3%
Pre-paid	1.8%	1.9%	1.9%	1.9%	1.9%	1.7%
Post-paid	1.6%	1.1%	1.2%	1.0%	1.1%	1.1%

Usage per subscriber (min/month)	n/a	n/a	n/a	257	256	223
Cost of acquisition(COA) (11) ($/sub)	373	411	402	381	413	455
Wireless EBITDA ($ millions)	300	1,187	274	334	317	262
Wireless EBITDA margin (12)	41.4%	41.5%	36.2%	45.4%	44.9%	39.6%
Wireless capital expenditures ($ millions)	64	362	125	95	77	65
Wireless capital expenditures as a percentage of revenue	9.0%	12.8%	16.8%	13.1%	11.0%	10.0%

Paging subscribers (k)	404		427	449	469	493
Paging average revenue per unit ($/month)	15	10	9	10	10	10

Video (DTH and VDSL)
Total subscribers (k)	1,532		1,503	1,460	1,427	1,403
Net subscriber activations (k)	29	116	43	33	24	16
ARPU ($/month)	48	49	49	48	49	48
COA ($/sub)	473	571	537	548	570	661
Video EBITDA ($ millions)	4	(19)	(4)	(16)	-	1
Churn (%) (average per month)	0.8%	1.0%	0.8%	1.1%	1.0%	0.9%

BCE Inc. Supplementary Financial Information - First Quarter 2005 Page 13

Accompanying Notes

(1)	We have reclassified some of the figures for the comparative period to make them consistent with the current period's presentation.

(2)

Non-GAAP Financial Measures

EBITDA
The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income.

EPS before net gains (losses) on investments and restructuring and other items
The term, EPS (earnings per share) before net gains (losses) on investments and restructuring and other items, does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We use EPS before net gains (losses) on investments and restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are necessarily nonrecurring.

The most comparable Canadian GAAP financial measure is EPS.

FREE CASH FLOW
The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

BCE Inc. Supplementary Financial Information - First Quarter 2005 Page 14

Accompanying Notes (continued)

(3)	EBITDA margin is calculated as follows:

EBITDA
Operating revenues

(4)	Total Wireless capital expenditures are included in the Consumer segment.

(5)	Cash flow per share is calculated as follows:

Cash flow from operations less capital expenditures
Average number of common shares outstanding during the period

(6)	Annualized cash flow yield is calculated as follows:

Free cash flow from operations before common dividends
Number of common shares outstanding at end of period multiplied by share price at end of period

Note: to annualize, multiply the most recent quarter’s resultant by 4.

(7)
Reflects an increase in the total Bell Canada debt as a result of the completion of the purchase price allocation (PPA) relating to the repurchase of SBC’s 20% interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in long-term debt will be applied against interest expense ($4 million in Q1 2005) over the remaining terms of the related long-term debt.

(8)	At the BCE Consolidated level, Third Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest on the balance sheet.

(9)
Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors
DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10 Base T	155
100 Base T	1,554
Gigabit E	15,554

(10)	DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(11)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.

(12)	Wireless EBITDA margins are calculated based on total Wireless operating revenues (i.e. external revenues as shown on pages 10 and 11 plus inter-company revenues).

BCE Inc. Supplementary Financial Information – First Quarter 2005 Page 15

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

We have prepared the interim consolidated financial statements according to Canadian GAAP. The tables below are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

RECONCILATION OF NET EARNINGS

For the three months ended March 31
($ million, except share amounts) (unaudited)	2005	2004

Canadian GAAP — Earnings from continuing operations	492	485
Adjustments
Deferred costs (a)	2	4
Employee future benefits (b)	(12)	(20)

United States GAAP — Earnings from continuing operations	482	469
Discontinued operations — United States GAAP (h)	(1)	4

United States GAAP — Net earnings	481	473
Dividends on preferred shares (i)	(21)	(24)

United States GAAP- Net earnings applicable to common shares	460	449

Other comprehensive earnings items
Change in currency translation adjustment	3	15
Change in unrealized gain (loss) on investments (g)	(8)	18

Comprehensive earnings	455	482

Net earnings per common share — basic
Continuing operations	0.50	0.48
Discontinued operations	0.00	0.01
Net earnings	0.50	0.49
Net earnings per common share — diluted
Continuing operations	0.50	0.48
Discontinued operations	0.00	0.00
Net earnings	0.50	0.48
Dividends per common share	0.33	0.30
Average number of common shares	926.2	924.1
outstanding (millions)

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

	March 31	December 31

($ millions) (unaudited)	2005	2004

Currency translation adjustment	(53)	(56)
Unrealized gain (loss) on investments (g)	(4)	4

Additional minimum liability for pensions (b)	(193)	(193)

Accumulated Other Comprehensive loss	(250)	(245)

RECONCILIATION OF TOTAL SHAREHOLDERS’ EQUITY

($ millions) (unaudited)	March 31	December 31
	2005	2004

Canadian GAAP	14,208	14,024
Adjustments
Deferred costs (a)	(63)	(67)
Employee future benefits (b)	(568)	(543)
Gain on disposal of investments and on reduction of ownership in subsidiary companies (c)	163	163
Other	108	114
Tax effect of the above adjustments (e)	91	81
Non-controlling interest effect of the above adjustments (f)	98	95
Unrealized gain (loss) on investments (g)	(4)	4

United States GAAP	14,033	13,871

DESCRIPTION OF UNITED STATES GAAP ADJUSTMENTS

(a) Deferred costs
Under Canadian GAAP, certain expenses can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.

(b) Employee future benefits
The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses. Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. United States regulators have interpreted this to be a difference between Canadian and United States GAAP.

2

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

(c) Gains or losses on investments
Under Canadian GAAP and United States GAAP, gains or losses on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, may cause the underlying carrying value of the investment to be different. This will cause the resulting gain or loss to be different.

(d) Equity income
Under Canadian GAAP, we account for our joint venture investment in CGI using the proportionate consolidation method. Effective July 2003, as a result of the new agreement with CGI, we present CGI as an equity investment under United States GAAP. There is no impact on net earnings.

Our proportionate share of CGI’s operating results for the three months ended March 31, 2005 and March 31, 2004 were:

•	operating revenues of $273 million and $215 million for the periods in 2005 and 2004, which includes $35 million and $36 million with subsidiaries of BCE Inc
•	operating expenses of $235 million and $184 million for the periods in 2005 and 2004, which includes $10 million and $6 million for subsidiaries of BCE Inc.
•	amortization expense of $13 million and $10 million for the periods in 2005 and 2004
•	interest expense of $2 million and $1 million for the periods in 2005 and 2004
•	other income of nil and $1 million for the periods in 2005 and 2004
•	income tax expense of $8 million and $8 million for the periods in 2005 and 2004
•	discontinued operations of $1 million and nil for the periods in 2005 and 2004.

(e) Income taxes
The income tax adjustment represents the impact the United States GAAP adjustments that we describe above have on income taxes. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

•	income tax rates of enacted or substantively enacted tax law are used to calculate future income tax assets and liabilities under Canadian GAAP
•	only enacted income tax rates are used under United States GAAP.

(f) Non-controlling interest
The non-controlling interest adjustment represents the impact the United States GAAP adjustments that we describe above have on non-controlling interest.

(h) Discontinued operations
Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(g) Change in unrealized gain (loss) on investments
Our portfolio investments are recorded at cost under Canadian GAAP. They would be classified as “available-for-sale” under United States GAAP and would be carried at fair value, with any unrealized gains or losses included in other comprehensive loss, net of tax.

(h) Accounting for stock-based compensation In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. It applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS No. 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS No. 123, instead of choosing to continue following the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25.

We adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002.

3

Appendix A — Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted.

The table below shows the stock-based compensation expense and pro forma net earnings using the Black-Scholes pricing model.

For the three months ended March 31 (unaudited)	2005	2004

Net earnings, as reported	482	473
Compensation cost included in net earnings	15	10
Total compensation cost	(16)	(12)

Pro forma net earnings	481	471

Pro forma net earnings per common share — basic	0.50	0.48
Pro forma net earnings per common share — diluted	0.50	0.48

(i) Accounting for derivative instruments and hedging activities (SFAS No. 133)
On January 1, 2001, we adopted SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, as amended by SFAS No. 138. Under this standard, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. In addition, certain economic hedging strategies, such as using dividend rate swaps to hedge preferred share dividends and hedging SCPs, no longer qualify for hedge accounting under United States GAAP.

The change in the fair value of derivative contracts that no longer qualify for hedge accounting under United States GAAP is reported in net earnings.

We elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares in the third quarter of 2003. These dividend rate swaps in effect converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007. As a result of the early settlement, we received total proceeds of $83 million in cash. After the settlement, all of our derivative contracts qualify for hedge accounting.

Under Canadian GAAP, the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for purposes of United States GAAP.

4

Certification of Interim Filings
during Transition Period

          I, Michael J. Sabia, President and Chief Executive Officer of BCE Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BCE Inc. (the issuer) for the interim period ending March 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 4, 2005	By:	(signed) Michael J. Sabia

Michael J. Sabia President and Chief Executive Officer BCE Inc.

Certification of Interim Filings
during Transition Period

          I, Siim A. Vanaselja, Chief Financial Officer of BCE Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BCE Inc. (the issuer) for the interim period ending March 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 4, 2005	By:	(signed) Siim A. Vanaselja

Siim A. Vanaselja Chief Financial Officer BCE Inc.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Siim A. Vanaselja

Siim A. Vanaselja
Chief Financial Officer

Date: May 4, 2005